Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SD BIOSENSOR, INC.,

COLUMBUS HOLDING COMPANY,

MADEIRA ACQUISITION CORP.,

and

MERIDIAN BIOSCIENCE, INC.

dated as of

July 7, 2022

i

ii

Exhibit A – Form of Articles of Incorporation of the Surviving Company

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 7, 2022 (the “Agreement Date”), by and among, SD Biosensor, Inc., a corporation with limited liability organized under the laws of the Republic of Korea (“SDB”), Columbus Holding Company, a corporation organized under the Laws of Delaware (“Parent”), and Madeira Acquisition Corp., a corporation organized under the Laws of Ohio and a direct wholly owned Subsidiary of Parent (“Merger Sub, and together with SDB and Parent, the “Parent Parties”), on the one hand, and Meridian Bioscience, Inc., a corporation organized under the Laws of Ohio (the “Company”), on the other hand. As the context of this Agreement so requires, each of the Company and each Parent Party may be referred to herein individually as a “Party” and collectively as the “Parties”. Certain capitalized terms used herein have the meanings ascribed thereto in Section 10.2.

RECITALS

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Ohio General Corporation Law (as amended, the “OGCL”), with the Company surviving such Merger as a direct wholly owned Subsidiary of Parent (the “Surviving Company”);

WHEREAS, in the Merger, each outstanding share of Company Common Stock (other than Cancelled Shares) will be converted into the right to receive the Merger Consideration, on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) approved, and deemed it advisable and in the best interests of the Company’s shareholders to enter into this Agreement, and, on the terms and subject to the conditions set forth in this Agreement, consummate the Merger, and (ii) has resolved (subject to Section 5.2) to recommend that the shareholders of the Company adopt this Agreement;

WHEREAS, the board of directors of SDB has taken all actions required for the execution and delivery of this Agreement by SDB, and to approve this Agreement and the consummation by SDB of the Transactions;

WHEREAS, the board of directors of Parent has (i) determined that it is in the best interests of Parent and its stockholders, and adopted a resolution declaring it advisable, to enter into this Agreement and (ii) duly and validly approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger;

WHEREAS, the board of directors of Merger Sub has (i) approved, and deemed it advisable and in the best interests of Merger Sub’s shareholder to enter into this Agreement, and, on the terms and subject to the conditions set forth in this Agreement, consummate the Merger, and (ii) has resolved to recommend to Parent as its sole shareholder the adoption of this Agreement;

WHEREAS, SJL Partners, LLC (“SJL”), as the sole shareholder of Parent, has unanimously taken all actions required for the execution and delivery of this Agreement by Parent and to approve this Agreement and the consummation by Parent of the Transactions, including the Merger;

WHEREAS, Parent, as the sole shareholder of Merger Sub, will immediately following the execution of this Agreement by Merger Sub, take all actions required for the shareholders of Merger Sub to approve this Agreement and to approve the consummation by Merger Sub of the Transactions, including the Merger, and to adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and set forth herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the OGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate existence of Merger Sub will cease, and the Company will continue as the Surviving Company, such that following the Merger, the Surviving Company will be a direct wholly owned subsidiary of Parent. The Merger will have the effects provided in this Agreement and as specified in the OGCL.

Section 1.2 Closing. The consummation of the Merger (the “Closing”) will be held and conducted remotely by exchange of documents and signatures (or their electronically delivered counterparts and countersignatures), in no event later than the fifth Business Day after all the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived by the Party entitled to the benefit of the same, or at such other date and time to be specified in writing by the Parties (the date on which the Closing actually occurs, the “Closing Date”).

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated and the Company and Merger Sub will file with the Secretary of State of the State of Ohio a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL in order to effect the Merger. The Merger will become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Ohio or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the relevant provisions of the OGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effect of the Merger. The Merger will have the effects set forth in this Agreement and the relevant provisions of the OGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub will vest in the Surviving Company and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company.

Section 1.5 Articles of Incorporation and Regulations of the Surviving Company. At the Effective Time, the Company’s Amended Articles of Incorporation (“Articles of Incorporation”) and the Company’s Amended and Restated Code of Regulations (“Regulations”), as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time (a) in the case of the Articles of Incorporation, to be in the form set forth in Exhibit A, and as so amended will be the articles of incorporation of the Surviving Company until thereafter amended as provided therein or by applicable Law, subject to Section 6.7, and (b) in the case of the Regulations, to be in the form of the code of regulations of Merger Sub, and as so amended will be the code of regulations of the Surviving Company until thereafter amended as provided therein or by applicable Law, subject to Section 6.7, except that all references therein to Merger Sub will be automatically amended and will become references to the Surviving Company.

Section 1.6 Directors and Officers of the Surviving Company.

(a) The board of directors of the Surviving Company effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Company.

(b) From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, to hold office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Company.

Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or the holders of Shares or securities of the Parent Parties:

(a) Each Share issued and outstanding immediately prior to the Effective Time (such Shares, other than any Shares to be cancelled pursuant to Section 2.1(b), any Options or Share Units, which will each be treated as set forth in Section 2.3, and Dissenting Shares, which will be treated as set forth in Section 2.4, the “Eligible Shares”) will be cancelled, extinguished, and converted into the right to receive $34.00 in cash, without interest (the “Merger Consideration”) upon surrender of either a certificate formerly representing such Share (a “Certificate”) or a book-entry Share (a “Book-Entry Share”) in the manner provided in Section 2.2. All such Eligible Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Upon the surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, each holder of such Certificates or Book-Entry Shares will cease to have any rights with respect to such Eligible Shares, except the right to receive the Merger Consideration in respect of the Eligible Shares represented by such Certificates or Book-Entry Shares in accordance with Section 2.2, without interest.

(b) Each (i) Share held in the treasury of the Company, (ii) Share owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly owned Subsidiaries immediately before the Effective Time, and (iii) Dissenting Share (clauses (i)-(iii) collectively, the “Cancelled Shares”) will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of Dissenting Shares, to the right of the holder thereof to receive any payment under Section 2.4. This Section 2.1(b) will not apply to Shares held in trust by the Company, any of the Parent Parties or any of their respective Subsidiaries or any Shares that are otherwise set aside from Shares held in the Company’s treasury pursuant to a Company Plan.

(c) Each share of common stock, without par value per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, without par value per share, of the Surviving Company and, thereafter, will constitute the only outstanding shares of capital stock of the Surviving Company.

Section 2.2 Payment; Surrender of Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Parent will enter into an agreement with the Company’s transfer agent (or another U.S. national bank or trust company that is reasonably satisfactory to the Company) to act as agent for the holders of Eligible Shares in connection with the Merger (the “Paying Agent”) and to receive the Merger Consideration necessary to make the payments contemplated by Section 2.1(a). The Paying Agent will also act as the agent for the holders of Eligible Shares for the purpose of receiving and holding their Certificates or Book-Entry Shares but will acquire no rights or interests in Shares represented thereby. The Paying Agent agreement pursuant to which Parent appoints the Paying Agent will be in a form and substance reasonably acceptable to the Company and Parent.

(b) Prior to the Effective Time, Parent will deposit or cause to be deposited, in trust, with the Paying Agent, in a separate account for the benefit of holders of Eligible Shares, for issuance in accordance with this Article II through the Paying Agent, cash in immediately available funds in an amount equal to the aggregate Merger Consideration to which such holders are entitled at the Effective Time pursuant to Section 2.1(a). With respect to any Dissenting Shares, Parent will be required to deposit or cause to be deposited with the Paying Agent funds sufficient to pay the aggregate Merger Consideration payable in respect of such Dissenting Shares if the holder thereof fails to perfect or effectively withdraws or losses its appraisal rights under the OGCL. As promptly as practicable following the Effective Time, Parent will cause the Paying Agent to pay, and the Paying Agent will pay, the Merger Consideration contemplated to be paid in respect of Eligible Shares pursuant to this Agreement out of the Payment Fund upon satisfaction by a holder of Eligible Shares of its obligations pursuant to Section 2.2(d). The Payment Fund will not be used for any other purpose, except as expressly provided for in this Agreement. Any cash deposited with the Paying Agent will hereinafter be referred to as the “Payment Fund.”

(c)

(i) As soon as reasonably practicable after the Effective Time, and in any event within two Business Days thereafter, Parent will cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares via an “agent’s message” in customary form in exchange for the Merger Consideration. Each holder of record of one or more Certificates may thereafter surrender such Certificates to the Paying Agent under cover of the letter of transmittal, as agent for such holder. Each holder of one or more Book-Entry Shares may thereafter surrender such Book-Entry Shares upon delivery to the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request). Upon delivery of a valid letter of transmittal and the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g) or surrender of Book-Entry Shares, the Surviving Company will, subject to Section 2.2(e)), cause the Paying Agent to pay to each such holder of Eligible Shares immediately available funds in the form of a check or wire transfer (as specified in the applicable letter of transmittal) in the amount equal to the portion of the Merger Consideration that such holder has the right to receive pursuant to Section 2.1(a) in respect of the surrendered Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) or Book-Entry Shares. Until so surrendered, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Cancelled Shares) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(g)) or Book-Entry Shares.

(ii) The payment of Merger Consideration or any other amount under this Article II that is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, is conditioned on (A) the Certificate so surrendered being properly endorsed or otherwise in proper form for transfer and (B) the Person requesting such payment having paid any transfer and other Taxes required by reason of such payment being made in a name other than that of the registered holder of such Certificate or having established to the satisfaction of the Paying Agent that such Tax has been paid or is not applicable. The payment of any transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees incurred by a holder of Shares in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, will be the sole responsibility of such holder. With respect to Book-Entry Shares, delivery of the aggregate Merger Consideration will be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time; provided, however, that, notwithstanding the foregoing, in the event of a transfer of ownership of Book-Entry Shares that is not registered in the stock transfer books of the Company as of the Effective Time, the Paying Agent may make payment of the proper amount of aggregate Merger Consideration to such transferee if written instructions authorizing the transfer of the Book-Entry Shares are presented to the Paying Agent together with all documents required to evidence and effect such transfer and to evidence that any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of such Book-Entry Share have been paid or sufficient to establish to the satisfaction of the Paying Agent that such Tax is not applicable.

(d) The Merger Consideration paid upon the surrender for exchange of Eligible Shares in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Shares. At the Effective Time, the stock transfer books of the Company will be closed immediately and there will not be any further registration of transfers on the stock transfer books of the Surviving Company of any shares of the Company’s capital stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates (other than Certificates representing Cancelled Shares, except for Dissenting Shares which will be treated in accordance with Section 2.4) or Book-Entry Shares (other than Book-Entry Shares representing Cancelled Shares, except for Dissenting Shares which will be treated in accordance with Section 2.4) are presented to the Surviving Company, they will be cancelled and exchanged for Merger Consideration as provided in this Article II. No interest will accrue or be paid on any cash or other consideration payable pursuant to this Article II. or otherwise upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(e) Any portion of the Payment Fund that remains undistributed to the former holders of Eligible Shares after the date that is the 12-month anniversary of the Effective Time will, upon Parent’s demand to the Paying Agent, be delivered to Parent, and any such former holders of Eligible Shares who have not theretofore complied with this Article II will thereafter look only to Parent for payment of the Merger Consideration payable in respect of their Eligible Shares (subject to abandoned property, escheat or similar Laws) only as general creditors of Parent with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of the Parent Parties, the Surviving Company or the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

(f) Notwithstanding any provision in this Agreement to the contrary, each of the Surviving Company, Parent, the Company, Merger Sub and the Paying Agent will be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of federal, state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(g) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Company, as the case may be, the posting by such Person of an indemnity agreement or, at the election of Parent or the Paying Agent, a bond in such customary amount as indemnity against any claim that may be made against it or SDB with respect to such Certificate, the Paying Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the number of Shares formerly represented by such lost, stolen or destroyed Certificate as contemplated by this Article II.

(h) The Paying Agent will invest all cash included in the Payment Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by the United States of America; in commercial paper obligations rated not less than two of P-1, A-1 or F-1 or better by Moody’s Investors Service, Inc., Standard & Poor’s Corporation or Fitch’s Ratings, Inc., respectively, or investments in certificates of deposit, banker’s acceptances and time deposits and money market deposit accounts issued or offered by any commercial bank organized under the law of the United States of America or any state thereof which has (A) not less than two of the following short-term deposit ratings – P-1 from Moody’s Investor Service, Inc., A1 from Standard & Poor’s Corporation, and F-1 from Fitch Ratings, Inc. and (B) a combined capital and surplus and undivided profits of not less than $10,000,000,000 (based on the most recent financial statements of such bank that are then-publicly available) and, in any such case, no such instrument will have a maturity exceeding three months, provided further, that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments will become part of the Payment Fund, and any amounts in excess of the amounts payable hereunder will, at the discretion of Parent, be promptly returned to Parent or the Surviving Company pursuant to Section 2.2(f). To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

Section 2.3 Treatment of Company Stock Plans.

(a) Each option to purchase shares of Company Common Stock granted under the Company Stock Plans (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) will be converted into the right of the holder to receive from the Surviving Company an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock set forth in such Option, less any required withholding Taxes (the “Option Cash Payment”), and as of the Effective Time each holder of an Option will cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment will be made promptly (and no later than 10 Business Days) following the Effective Time.

(b) Each award of a right under any Company Stock Plan (other than awards of Options, the treatment of which is specified in Section 2.3(a)) entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time will be converted into the right of the holder to receive from the Surviving Company the Merger Consideration, less any required withholding Taxes in respect of a number of shares of Company Common Stock determined as follows (clauses (i) and (ii), collectively, the “Share Unit Payment”) (i) in the case of Share Units subject to performance-based vesting conditions, the target number of shares of Company Common Stock, and (ii) in the case of Share Units not subject to performance-based vesting conditions, the total number of shares of Company Common Stock underlying such Share Units. As of the Effective Time each holder of a Share Unit will cease to have any rights with respect thereto, except the right to receive the Share Unit Payment. The Share Unit Payment will be made promptly (and no later than 10 Business Days) following the Effective Time, other than payment with respect to the Share Units set forth on Section 2.3(b) of the Company Disclosure Letter, which shall be paid on the terms and conditions set forth on such Section of the Company Disclosure Letter.

(c) Prior to the Effective Time, the Company will take lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.3.

Section 2.4 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares that have not been voted in favor of, or consented to, the adoption of this Agreement and that are held by any Person who is entitled to demand and properly demands appraisal and payment of the fair cash value of such Shares pursuant to, and who complies in all respects with, Sections 1701.84 and 1701.85 of the OGCL (“Dissenting Shares”) will not be converted into the right to receive Merger Consideration as provided in Section 2.1(a), but at the Effective Time shall instead be cancelled, extinguished and converted solely into the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares in accordance with Section 1701.85 of the OGCL. If the holder of such Dissenting Shares withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal pursuant to the OGCL with respect to such Dissenting Shares, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1701.85 of the OGCL, such Shares shall be deemed not to be Dissenting Shares and shall be deemed to have been Eligible Shares that were cancelled, extinguished and converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest, subject to any required withholding of Taxes, and subject to Section 2.2. The Company will provide prompt notice to Parent of any demands received by the Company for appraisal of any Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 1701.85 of the OGCL, and Parent will have the right to participate in all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company will not, without the prior written consent of Parent, make any payment with respect to, or settle or offer or commit to settle, any such demands, or agree to do any of the foregoing.

Section 2.5 Adjustments. If, at any time during the Interim Period, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company occurs as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, will be appropriately adjusted, without duplication, to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 will be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered to the Parent Parties in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that (i) disclosure of any item in any section of the Company Disclosure Letter will be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face; provided that nothing in the Company Disclosure Letter is intended to or will broaden the scope of any representation or warranty of the Company made herein and (ii) no reference to or disclosure of any item or other matter in the Company Disclosure Letter will be construed as an admission or indication that (A) such item or other matter is material or (B) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of its Subsidiaries is a party exists or has actually occurred), or (b) as disclosed in publicly available Company SEC Documents filed with, or furnished to, as applicable, the SEC prior to the Agreement Date (but excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section thereof to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company represents and warrants to the Parent Parties as follows:

Section 3.1 Organization.

(a) Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization.

(b) Each of the Company and its Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed or in good standing would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Prior to the Agreement Date, the Company has made available to the Parent Parties correct and complete copies of the Company’s and its Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the Agreement Date (subject to the amendment to the Regulations contemplated in Section 3.2(c)), and each as so provided is in full force and effect and neither the Company nor any of its Subsidiaries are in violation of any of the provisions of such documents, except where the failure to be in full force and effect or such violation would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.2 Authorization; Validity of Agreement; Company Action.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions subject, in the case of the Merger, to the receipt of the Shareholder Approval. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance of its obligations hereunder and the consummation by it of the Transactions, except that the consummation of the Merger requires the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by each of the Parent Parties, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).

(b) Assuming the accuracy of the representations and warranties in Section 4.4, the adoption of this Agreement by the affirmative vote of the holders of at least two-thirds of the issued and outstanding Shares (the “Shareholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, or any of them, that is necessary in connection with the consummation of the Merger.

(c) As of the Agreement Date, the Company Board at a meeting duly called and held (i) determined that the Merger is fair to and in the best interests of the Company and its shareholders, (ii) authorized, approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved (subject to Section 5.2) to recommend to the Company’s shareholders that they adopt this Agreement (such recommendation, the “Company Recommendation”) and directed that such matter be submitted for consideration of the Company’s shareholders at the Shareholders Meeting.

Section 3.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL, (ii) the receipt of the Shareholder Approval and (iii) Permits, Orders, filings, declarations and registrations as may be required (A) under the Exchange Act, including the filing with the SEC of the preliminary proxy statement, the Proxy Statement and any related filings under Section 14 of the Securities Exchange Act, (B) under the Securities Act, including pursuant to the Securities Act to deregister the Company’s securities that are registered under the Exchange Act, (C) pursuant to the rules and regulations of the Nasdaq Stock Market (“Nasdaq”), (D) by the SEC, (E) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable Antitrust Laws and FDI Laws and (F) under the Takeover Statutes and state securities and “blue sky” laws, no Permits or Orders of, or filings, declarations or registrations with, any federal, state, provincial, local, municipal, foreign or other governmental body or instrumentality or any court, tribunal, administrative or regulatory agency, governmental or regulatory committee or commission or other similar governmental entity under or for the account of any of the foregoing, including any subdivisions of the foregoing, domestic or foreign (each a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such other Permits or Orders of, or filings, declarations or registrations with, a Governmental Entity that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Articles of Incorporation or its Regulations or any of the similar organizational documents of any of its Subsidiaries or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 3.3(a) are duly obtained or made, (x) violate any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or Company Permit, except, in the case of clause (i) (with respect to any of the Company’s Subsidiaries), clause (ii)(x) and clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, without par value (the “Company Preferred Stock”), and 71,000,000 shares of Company Common Stock, without par value. As of the close of business on July 5, 2022 (the “Company Measurement Date”), (i) no shares of Company Preferred Stock were issued and outstanding, (ii) 43,737,184 shares of Company Common Stock were issued and outstanding, (iii) 9,655 shares of Company Common Stock were held in the treasury of the Company, (iv) 2,294,563 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in respect of future awards, assuming the issuance of the target number of shares of Company Common Stock subject to such Share Units, (v) 970,091 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options, (vi) 718,588 shares of Company Common Stock were reserved for issuance under Share Units under the Company Stock Plans that are not subject to performance-based vesting conditions, and (vii) 105,319 shares of Company Common Stock were reserved for issuance under Share Units under the Company Stock Plans that are subject to performance-based vesting conditions, assuming the issuance of the target number of shares of Company Common Stock subject to such Share Units and 210,638 shares of Company Common Stock were reserved for issuance under the Share Units under the Company Stock Plans that are subject to performance-based vesting conditions, assuming the issuance of the maximum number of shares of Company Common Stock subject to such Share Units. Except as set forth in this Section 3.4(a), and for changes since the Company Measurement Date resulting from the exercise of Options or the vesting of Shares Units outstanding as of the Company Measurement Date, there are no (i) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (ii) existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting security in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, (iii) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company or any of its Subsidiaries or (iv) issued or outstanding performance awards, units, rights to receive Shares on a deferred basis, or rights to purchase or receive Shares or other equity interests or voting securities issued or granted by the Company or any of its Subsidiaries to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (i) through (iv) of or with respect to any Person, collectively, “Rights”).

(b) All of the Shares are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Options, or with respect to Share Units will be, when issued in accordance with the terms of the Options or the Share Units, duly authorized, validly issued, fully paid and non-assessable and are not subject to and were not issued in violation of any preemptive (or similar right), purchase option, call or right of first refusal or similar right.

(c) The Company and its Subsidiaries do not have outstanding any bonds, debentures, notes or other Indebtedness, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter. No Subsidiary of the Company owns any Shares.

(d) The Rights granted under a Company Stock Plan were approved by the Company Board or a duly authorized committee or subcommittee thereof and were granted in compliance with all applicable Laws and the terms and conditions of the Company Stock Plan pursuant to which it was issued in all material respects.

(e) All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries are owned beneficially or of record by the Company, directly or indirectly, and all such shares and Rights have been duly authorized, validly issued and are fully paid and nonassessable and are not subject to (or issued in violation of) any preemptive (or similar right), purchase option, call or right of first refusal or similar right, and are free and clear of any Encumbrances other than those restrictions on transfer imposed by applicable securities Laws. Section 3.4(e) of the Company Disclosure Letter sets forth as of the Agreement Date (x) the jurisdiction of incorporation or organization each Company Subsidiary, (y) the ownership interest of the Company or another Subsidiary of the Company in each such Subsidiary and (z) the Company’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock or other equity interest of such Person.

(f) There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(g) Section 3.4(g) of the Company Disclosure Letter contains a correct and complete list of the Rights outstanding as of the Agreement Date under the Company Stock Plans, including, for each Option, the holder of such Option, the number of Shares subject thereto and the exercise price thereof, and the date of grant or issuance. All Options are evidenced by award agreements in the forms that have been provided to the Parent Parties.

Section 3.5 SEC Reports and Financial Statements.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed or furnished by it since October 1, 2019 (the “Applicable Date”), under the Exchange Act or the Securities Act (collectively, together with any such form, report, schedule, statement or other document required to be filed with or furnished to the SEC subsequent to the Agreement Date, including any amendments thereto, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be, each as in effect on the date so filed. None of the Company’s Subsidiaries is, or at any time since the Applicable Date, has been, required to file any forms, reports or other documents with the SEC. As of the Agreement Date, there are no outstanding or unresolved comments received from the SEC with respect to the Company SEC Documents. Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) (i) complies in all material respects with the applicable accounting standards and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act with respect to such requirements, (ii) has been prepared in accordance with the United States’ generally accepted accounting principles (“GAAP”), in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and limitations on footnote disclosure as contemplated by Article X of Regulation S-X), and (iii) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(b) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid having any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries reflected or disclosed in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX.

(d) The Company maintains disclosure controls and procedures that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting provides reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the directors of the Company and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the Agreement Date, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed to the Parent Parties prior to the Agreement Date. Since the Applicable Date, neither the Company nor its Subsidiaries has received any credible written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim of any material improper activity regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.

Section 3.6 Absence of Certain Changes. Since March 31, 2022, except as otherwise required or contemplated by this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects, excluding any deviations therefrom taken as a result of, or in reaction to, COVID-19 or COVID-19 Measures and (ii) the Company and its Subsidiaries have not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would (without the consent of the Parent) have constituted a breach of any of covenants set forth in Section 5.1(b)(ii)(A), Section 5.1(b)(vii) or Section 5.1(b)(viii). Since March 31, 2022 and prior to the Agreement Date, there has not been any event, circumstance, change, occurrence, state of facts or effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent or otherwise that would be required to be reflected or reserved against on a consolidated statement of financial position of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or disclosed in the notes thereto, except for (i) liabilities or obligations disclosed in the balance sheets included in the Company Financial Statements (or in the notes thereto) and publicly available prior to the Agreement Date, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2022, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Laws and Orders.

(a) The Company and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with, and, to the Knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries hold all Orders, and all governmental licenses, authorizations, permits, consents, approvals, clearances, variances, and exemptions (each, a “Permit”) necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) None of the Company, any of its Subsidiaries, nor any of its or their respective directors, officers, employees or, to the Knowledge of the Company, agents acting in such capacity and on behalf of the Company, is a Person that is (i) designated on, or that is owned or controlled by a Person that is designated on, any list of sanctioned parties maintained by the United States, Canada, the United Kingdom or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC or (ii) located, organized, or resident in a country or territory that is, or whose government is, the target of comprehensive sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria and the Crimea, Donetsk, and Luhansk regions of Ukraine) (a “Sanctioned Jurisdiction”) (the foregoing clauses (i)-(ii), collectively, “Sanctioned Persons”). In the last five years, neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any of its or their respective directors, officers, employees, or agents acting in such capacity have participated or otherwise engaged in any transaction with any such Sanctioned Person or in any such Sanctioned Jurisdiction or dealt with any Sanctioned Person, in each case, in violation of any applicable Law or Order.

(c) In the last five years, none of the Company, any of its Subsidiaries, or any of its or their respective directors, officers, employees or, to the Knowledge of the Company, agents acting in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) violated any applicable money laundering or anti-terrorism Law or unlawfully lent, contributed to or provided any funds to any Person for the purpose of financing the activities of any Sanctioned Person, or (iii) to the Knowledge of the Company, received notice or communication from any Person that alleges potential violation of Improper Payment Laws or constitutes a request from any Governmental Entity for information regarding compliance with Improper Payment Laws. In the last five years, the Company and its Subsidiaries, and each of its and their respective directors, officers, employees, and, to the Knowledge of the Company, agents acting in such capacity and on behalf of the Company have complied with: (i) all Improper Payment Laws; and (ii) all applicable International Trade Laws. The Company and its Subsidiaries have instituted and maintain policies and procedures that are designed to provide reasonable assurance of continued compliance with any such applicable Improper Payment Laws, anti-money laundering, anti-terrorism and International Trade Laws.

Section 3.9 Material Contracts.

(a) As of the Agreement Date, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (but excluding any Company Plan):

(i) any Contract that would be required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K;

(ii) any Contract (other than this Agreement, purchase orders entered into in the ordinary course of business, or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries), including any manufacturing, supply or distribution agreement, that resulted in the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount in excess of $2,000,000 in the fiscal year ending September 30, 2021 or that to the Company’s Knowledge would reasonably be expected to result in the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount in excess of $2,000,000 in the fiscal year ending September 30, 2022, in each case that cannot be cancelled by the Company or any such Subsidiary on less than 90 days’ notice without material payment or penalty;

(iii) any Contract providing for the acquisition or disposition of assets or securities by the Company or any of its Subsidiaries from or to any Person (or any Contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since the Applicable Date that involved the payment prior to the Agreement Date of consideration in excess of $1,000,000 in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that, to the Company’s Knowledge, would reasonably be expected to involve or may require the receipt or making of payments or the issuance of any securities of the Company or any of its Subsidiaries in excess of $1,000,000 in the fiscal year ended September 30, 2022 or any fiscal year thereafter;

(iv) any Contract pursuant to which the Company or one of its Subsidiaries has incurred Indebtedness (other than such Indebtedness between the Company or one of its wholly owned Subsidiaries), in each case in excess of $1,000,000 (whether incurred, assumed or guaranteed);

(v) any settlement agreement or similar agreement with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance after the Agreement Date by the Company or any of its Subsidiaries;

(vi) any Contract (other than this Agreement) providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries;

(vii) any Contract that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of a joint venture or similar arrangement;

(viii) any Contract that contains (A) any covenant that purports to materially limit or otherwise restrict the ability of the Company or any of its Subsidiaries to compete in any business or geographic area (except where bound by geographic restrictions set forth in relevant reseller or distributor Contracts with the Company or any of its Subsidiaries), (B) a “most favored nation” status in respect of financial terms that is reasonably likely to be material to the Company or (C) a right of first refusal or right of first offer or similar right to purchase any material asset of the Company or its Subsidiaries;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or their immediate family members, on the other hand (other than Contracts relating to a director’s or officer’s service as such with the Company or its Subsidiaries, including indemnification agreements);

(x) any Contract, the ultimate contracting party of which is, to the Knowledge of the Company, a Governmental Entity and that would reasonably be expected to involve payments to or from the Company or its Subsidiaries in an amount having an expected value in excess of $1,000,000 in the fiscal year ending September 30, 2022;

(xi) any Contract pursuant to which (A) the Company or any of its Subsidiaries grants to any third party any license, release, covenant not to sue or similar right with respect to any Intellectual Property or (B) the Company or any of its Subsidiaries receives a license, release, covenant not to sue or similar right with respect to any Intellectual Property owned by a third party, in each case of clause (A) and clause (B), excluding Incidental IP Contracts;

(xii) any Contract (other than an entity’s articles of incorporation, code of regulations or equivalent governing documents) restricting the payment of dividends or the making of distributions to shareholders or restricting the repurchase or redemption of the Shares by the Company or any equity securities of any of the Subsidiaries of the Company by such Subsidiary;

(xiii) any Contract that contains any provision expressly requiring the Company or any of its Subsidiaries to purchase or sell any material goods or services exclusively to or from another Person or that otherwise purports to limit either (x) the type of business in which the Company or its Subsidiaries may engage, (y) the manner or locations in which any of them may so engage in any business or (z) the rights of the Company or any of its Subsidiaries to make, sell or distribute any Company Products or services, in each case, in any material respect; or

(xiv) any Contract with any Significant Customer or Significant Supplier.

Any such Contract described in clauses (i)-(xiv) is a “Material Contract”.

(b) A true and correct copy of each Material Contract has been made available to the Parent Parties prior to the Agreement Date (except with such redactions as may be clearly marked on such copy) and each Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the General Enforceability Exceptions, and is in full force and effect in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) the Company and its Subsidiaries have performed all obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder, and (iii) neither the Company nor any of its Subsidiaries has received any written notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened in writing to terminate, any Material Contract.

Section 3.10 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement relating to the Shareholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will, at the date it is first mailed to the Company’s shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of a Parent Party for inclusion or incorporation by reference in any of the foregoing documents. Notwithstanding the foregoing provisions of this Section 3.10, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement which were not supplied by or on behalf of the Company.

Section 3.11 Litigation.

(a) As of the Agreement Date, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, (i) prevent, materially delay or materially impair the ability of the Company to comply with its obligations under this Agreement or to consummate the Transactions or (ii) have a Company Material Adverse Effect.

(b) None of the Company nor any of its Subsidiaries is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Benefit Plan” means each material employee benefit plan (including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), and each other material plan, practice, agreement, program, policy or Contract, (i) under which any current or former employee, officer, director, individual contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has, or would reasonably be expected to have, any present or future right to benefits and (ii) which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries; provided, however, that in no event shall “Benefit Plan” include any arrangement maintained or required to be maintained by a Governmental Entity to which the Company or any of its Subsidiaries is required to contribute under applicable Law. Each Benefit Plan that is sponsored or maintained in the United States is referred to herein as a “Company Plan”, and each Benefit Plan that is sponsored or maintained outside the United States is referred to herein as a “Non-US Plan”. Section 3.12(a)(i) of the Company Disclosure Letter sets forth a list of all Company Plans in effect as of the Agreement Date and Section 3.12(a)(ii) of the Company Disclosure Letter sets forth a list of all Non-US Plans in effect as of the Agreement Date.

(b) With respect to each material Company Plan in effect as of the Agreement Date, the Company has, prior to the Agreement Date, made available to the Parent Parties, to the extent applicable, true, correct and complete copies of (1) all documents embodying such Company Plan, including all amendments thereto and all related trust documents, insurance contracts or other funding vehicles, (2) written descriptions of any Company Plans that are not set forth in a written document, (3) the most recent summary plan description for each such Company Plan, together with the summary or summaries of material modifications thereto, (4) the most recent determination or opinion letter issued by the IRS with respect to any such Company Plan intended to be qualified under Section 401(a) of the Code, (5) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto) where applicable, and (6) copies of any material non-routine written correspondence to or from any Governmental Entity with respect to any Company Plan received by the Company since the Applicable Date.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan is now and has been established, operated, documented, funded, and administered in all material respects and complies with all applicable Laws, including ERISA and the Code.

(d) Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination.

(e) There have been no (i) prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any of the Company Plans that would reasonably be expected to result in any material liability or material excise Tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries or (ii) breaches of any of the fiduciary responsibility standards imposed by Section 404 of ERISA with respect to any of the Company Plans.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any member of the Controlled Group currently has an obligation to contribute to a “defined benefit plan” (as defined in Section 3(35) of ERISA), a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code) or a “multiple employer plan” (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code).

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Actions are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan (other than routine claims for benefits).

(h) Except as set forth on Section 3.12(h) of the Company Disclosure Letter, no Company Plan provides medical or welfare benefits beyond termination of service or retirement other than (i) coverage mandated by COBRA or similar state Law or (ii) death or retirement benefits under any Company Plan that is intended to be qualified under Section 401(a) of the Code.

(i) Except as expressly provided in this Agreement, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any Covered Employee to any severance pay, material unemployment compensation or any other material payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due any Covered Employee, or result in any funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Plans, or (iii) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit to the Company’s or any of its Subsidiaries’ ability to amend, modify or terminate, any Company Plan.

(j) The Rights with respect to the Options granted under a Company Stock Plan have exercise prices per share of Company Common Stock equal to or greater than the fair market value of a Share on the date of the grant.

(k) No amount, economic benefit or other entitlement that will be received (whether in cash or property or the vesting of property) as a result of any of the Transactions either individually or in combination with any other event (other than any such amount, economic benefit or entitlement that is solely an obligation of Parent or one of its Subsidiaries or Affiliates and that is unrelated to any pre-existing obligation of the Company or one of its Subsidiaries) by any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to the Company or any of its Subsidiaries under any employment, severance or termination agreement, other compensation arrangement or Company Plan in effect as of the Closing Date would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-US Plan (i) has been registered, approved, and operated in compliance with its terms, any applicable collective bargaining or other works council agreements, and the applicable Laws relating to such plans in the jurisdictions in which such Non-US Plan is primarily maintained; (ii) has obtained from the Governmental Entity having jurisdiction with respect to such Non-US Plan any required determinations, if any, that such Non-US Plan is in compliance with the applicable Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Non-US Plan; (iii) if required to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions; and (iv) intended to qualify for special Tax treatment meets all material requirements for such treatment. None of the Non-US Plans is a defined benefit pension plan or scheme. There are no unfunded liabilities for deferred compensation, pension benefits, pension schemes and termination indemnities related to any period of time prior to the Closing under any Non-US Plan or with respect to any employees of the Company or any of its Subsidiaries employed outside of the United States, except for any liabilities reflected on the Company Financial Statements.

(m) Each Company Plan that constitutes a nonqualified deferred compensation plan as defined in Section 409A of the Code has been documented, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder and no amount under any such plan has been subject to the interest or additional tax set forth under Code Section 409A(a)(1)(B).

Section 3.13 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is (i) a party to or otherwise bound by any Company Labor Agreement, and (ii) the subject of any material Action that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization. There is no pending or, to the Knowledge of the Company, threatened, labor strike or lock-out or any material dispute, walk-out, work stoppage or slow-down, picketing, or concerted refusals to work overtime involving the Company or any of its Subsidiaries, and there have been no such actions in the past five years. To the Knowledge of the Company, as of the Agreement Date there are no material organizing efforts with respect to the formation of a collective bargaining unit involving any current or former employee, officer or director of the Company or any of its Subsidiaries (collectively, “Employees”).

(b) As of the Agreement Date, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreements, material labor agreements or other material Contract with a labor union, works council or labor organization.

(c) The Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, immigration, classification and wages and hours, health and safety, working conditions, meal and break periods, collective bargaining, background checks, drug testing, whistleblowers, retaliation, unemployment insurance, child labor, civil rights, pay equity, worker classification, plant closing, mass layoff, relocations, employment eligibility verification, immigration, employment and reemployment rights of members of uniformed services, leaves of absence, and the collection and payment of withholding and/or social security Taxes, employment discrimination, disability rights or benefits, and the WARN Act and any similar state or local Laws relating to plant closures and layoffs except where non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is delinquent in any payments to their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries in any material respect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(d) Since the Applicable Date, to the Knowledge of the Company no written allegations of sexual harassment or other sexual misconduct or race discrimination have been made against any employee of the Company or any of its Subsidiaries with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above through any formal human resources communication channels at the Company or any of its Subsidiaries. As of the Agreement Date there are no Actions or Company-internal investigations pending related to any allegations of sexual harassment other sexual misconduct or race discrimination by any employee of the Company or any of its Subsidiaries with senior vice president (or the equivalent title based on role, responsibility or pay grade) or above. Since the Applicable Date, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee of the Company or any of its Subsidiaries with the title of senior vice president (or the equivalent title based on role, responsibility or pay grade) or above.

(e) Section 3.13(e) of the Company Disclosure Letter lists all of the following for the Company and its Subsidiaries since March 1, 2020 in response to or in connection with COVID-19 or business circumstances related thereto: (A) employee furloughs; (B) reductions in employee salary, other compensation, benefits or hours; and (C) employee lay-offs or terminations.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Letter, (i) all individuals classified and treated by the Company and its Subsidiaries as consultants, temporary workers or independent contractors, on a full-time or part-time basis, are properly classified and treated as such under all applicable Laws, and (ii) all employees of the Company and its Subsidiaries characterized and treated as exempt under the Fair Labor Standards Act or any other applicable wage and hour Law are properly classified as such, except in each case regarding the foregoing clauses (i) and (ii), where non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is subject to a Contract that prohibits or materially restricts such employee’s employment with or performance of duties for the Company or its Subsidiaries. As of the Agreement Date, no current employee of the Company at the level of Vice President or above has provided written notice to the Company of their intention to terminate employment with the Company or any of its Subsidiaries within the period ending on the 24-month anniversary of the Agreement Date.

Section 3.14 Properties.

(a) Section 3.14(a)(i) of the Company Disclosure Letter sets forth as of the Agreement Date a true, complete and accurate list of all Owned Real Property (including the address or location and use within the businesses of the Company and its Subsidiaries) which is material to the business operations of the Company and its Subsidiaries, taken as a whole. Section 3.14(a)(ii) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Leases, including the address or location of the subject Leased Real Property, that are material to the business operations of the Company and its Subsidiaries, taken as a whole as of the Agreement Date. True, complete and accurate copies of all Leases set forth on Section 3.14(a)(ii) of the Company Disclosure Letter for Leased Real Property located in the United States have been made available to the Parent Parties prior to the Agreement Date.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Owned Real Property and Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business. Other than as listed in Section 3.14(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Owned Real Property or material Leased Real Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, subject to the General Enforceability Exceptions, (ii) there is no default under any Lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder, (iii) as of the Agreement Date, the Company’s or Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease, and (iv) as of the Agreement Date, neither the Company nor any Subsidiary of the Company owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened (x) condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property or (y) Actions to change the zoning classification, variance, special use, or other applicable land use Law of any portion or all of the Owned Real Property or the Leased Real Property, (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take or condemn any Owned Real Property or Leased Real Property, (iii) to the Knowledge of the Company, each of the premises included in the Owned Real Property has sufficient parking spaces, loading docks and other facilities to comply with zoning laws, ordinances and regulations applicable to such parcel of Owned Real Property, and (iv) the Company’s use or occupancy of the Leased Real Property or any portion thereof or the operation of the business as currently conducted is not dependent on a “permitted non-conforming use” or “permitted non-conforming structure” or similar variance, exemption or approval from any Governmental Entity.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Improvements on any parcel of Owned Real Property encroach on any land which is not included in the Owned Real Property or on any easement affecting such Owned Real Property or violate any building lines or set-back lines, and there are no encroachments onto any of the Owned Real Property or any portion thereof, which encroachment would interfere in any material respect with the use or occupancy of such Owned Real Property or the continued operation of the business.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of all Owned Intellectual Property that is registered with, or the subject of a pending application before, any Governmental Entity or Internet domain name registrar. The Company or one of its Subsidiaries owns or has the right to use all material Intellectual Property and material IT Assets used in the operation of their businesses as presently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Owned Intellectual Property is valid, subsisting and enforceable. The Owned Intellectual Property is not subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have used commercially reasonable business practices to preserve and maintain each material item of Owned Intellectual Property. The Company or one of its Subsidiaries solely owns all Owned Intellectual Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) The operation of the Company’s and its Subsidiaries’ businesses as conducted in the past six years and as currently conducted, including the licensing and other disposition of its products and services, have not in the past six years violated, misappropriated or infringed, and do not currently violate, misappropriate or infringe, upon the Intellectual Property of any other Person, except for any such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice of any actual or threatened claims (including in the form of offers or invitations to license), and as of the Agreement Date, there are no pending Actions alleging a violation, misappropriation or infringement of the Intellectual Property rights of any other Person by the Company or any of its Subsidiaries or pertaining to or challenging the validity or enforceability of any Owned Intellectual Property (other than ongoing patent and/or trademark prosecution), except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other Person has in the past six years violated, misappropriated, or infringed upon, or is currently violating, misappropriating, or infringing upon, any Owned Intellectual Property, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries have taken reasonable measures to protect and maintain the confidentiality of all material Trade Secrets that are owned by the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, since the Applicable Date, there has been no unauthorized disclosure by the Company or any of its Subsidiaries of any such material Trade Secrets.

(d) The IT Assets owned, used or held for use by the Company and its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology in connection with their respective businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Knowledge of the Company, no funding, facilities, or personnel of any university, institution, or Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any material Owned Intellectual Property.

(f) Each Person who is or was involved in the creation or development of any material Owned Intellectual Property since the Applicable Date has signed a valid agreement containing an assignment of the applicable Owned Intellectual Property to the Company or its Subsidiaries and reasonable confidentiality provisions protecting such Owned Intellectual Property, and, to the Knowledge of the Company, no Person has breached any such agreement.

Section 3.16 Data Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have data privacy and security practices with respect to its collection, use, sharing, transfer and storage of Personal Information from employees, consumers or other individuals that comply, and since the Applicable Date have complied, in all material respects, with (i) material contractual obligations to which the Company and its Subsidiaries are subject and (ii) applicable Data Protection Requirements. To the Knowledge of the Company, the execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation in any material respect of applicable Data Protection Requirements. To the Knowledge of the Company, since the Applicable Date, the Company has presented a Privacy Policy to individuals prior to the collection of any Personal Information from such individuals, and all such Privacy Policies have been, at the times they were so presented, in compliance, in all material respects, with Data Protection Requirements.

(b) The Company and its Subsidiaries maintain commercially reasonable physical and electronic security measures to protect the Personal Information it collects, uses, shares, transfers or stores from employees, consumers or other individuals in a manner appropriate to the risks involved in the processing of the Personal Information, and designed to be compliant, in all material respects, with any material contractual obligations to which the Company and its Subsidiaries are subject, and with applicable Data Protection Requirements to which the Company and its Subsidiaries are subject. The Company has in place commercially reasonable incident response and disaster recovery plans, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, to the Knowledge of the Company, the Company and its Subsidiaries have not suffered, and are not suffering, a Security Breach of Personal Information resulting in the requirement under applicable Data Protection Laws to notify any Governmental Entity or the individuals whose Personal Information were affected. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Data Protection Laws, nor, to the Knowledge of the Company, has any Person initiated or pursued any Action relating to actual or alleged non-compliance by the Company or any of its Subsidiaries with respect to applicable Data Protection Laws.

Section 3.17 Environmental Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have since the Applicable Date complied with all applicable Environmental Laws, and possess and, since the Applicable Date, have complied with all applicable all permits, licenses, registrations, and other authorizations required under such Environmental Laws to operate the businesses of the Company and its Subsidiaries as currently operated; (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws; (iii) as of the Agreement Date, the Company has not received any written notification, claim or request for information, alleging (A) liability pursuant to any applicable Environmental Law, concerning any release of, threatened release of, or exposure to, any Materials of Environmental Concern at any location, or (B) noncompliance with any applicable Environmental Law except with respect to any such notification, claim or request for information in the case of either (A) or (B) to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person; (iv) neither the Company nor any Subsidiary is subject to any Order by any Governmental Entity or any indemnity in favor of any third party relating to liability or obligations concerning any Environmental Laws; and (v) as of the Agreement Date, there are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company. The Company has disclosed all written, material environmental assessments or audits, health and safety audits, or other material environmental reports or documents prepared by or for the Company or any Subsidiary, in each case to the extent relating to the Owned Real Property and prepared within the last five years prior to the Agreement Date.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in Section 3.3, Section 3.6, Section 3.7 and this Section 3.17 constitute the sole representations and warranties in this Agreement with respect to Environmental Laws.

Section 3.18 Taxes.

(a) The Company and each of its Subsidiaries have timely filed all income and other material Tax Returns that the Company or any of its Subsidiaries was required to file and have timely paid all income and other material Taxes shown thereon as due and owing and all other income and other material Taxes required to be paid by the Company or any of its Subsidiaries. All such Tax Returns are correct and complete in all material respects.

(b) No audit or other proceeding with respect to any material amount of Taxes due from the Company or any of its Subsidiaries, or any material Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency relating to a material amount of Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material amount of Taxes due and owing by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has requested or agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to an assessment or deficiency for a material amount of Taxes, which period (after giving effect to such extension or waiver) has not yet expired.

(d) The Company and each of its Subsidiaries has withheld and remitted all material amounts of Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other party and has each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(e) There are no material Encumbrances for unpaid (or allegedly unpaid) Taxes on the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(f) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined, unitary, or similar group of corporations for income Tax purposes (other than a group the common parent of which is or was the Company or any of its Subsidiaries), or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), by Contract, operation of Law, or as a transferee or successor.

(g) Within the last three years, neither the Company nor any of its Subsidiaries has received a written claim by a Governmental Entity in a foreign jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(h) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years.

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code, Treasury Regulations Section 1.6011-4(b)(2) or any similar provision of state, local or foreign Law.

(j) Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of: (i) any change in method of accounting for any taxable period ended prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed prior to the Closing; (iii) any installment sale or open transaction disposition made prior to the Closing; (iv) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) existing prior to the Closing; or (v) any prepaid amount or deferred revenue received prior to the Closing.

(l) Neither the Company nor any of its Subsidiaries has requested or received a Tax ruling from any Governmental Entity or signed any Tax abatement, Tax reduction, payment in lieu of Taxes or other similar binding agreement with any Governmental Entity that might impact the amount of Tax due from the Parent or its Affiliates (including following the Closing, for the avoidance of doubt, the Company or its Subsidiaries) after the Closing Date.

(m) Neither the Company nor any of its Subsidiaries is party to any Tax sharing, Tax allocation, or Tax indemnification agreement or other similar agreement (other than (A) customary Tax indemnification provisions in commercial agreements not primarily relating to Taxes, or (B) any agreement solely between or among the Company and/or any of its Subsidiaries).

(n) Neither the Company nor any of its Subsidiaries has deferred any Taxes under the CARES Act (or any similar order, guidance, declaration or Law) that will be due following the Closing.

Section 3.19 Regulatory Matters.

(a) The Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with all Health Care Laws applicable to them or any assets owned by them, and neither the Company nor any of its Subsidiaries has received any written communication from a Governmental Entity that remains uncured or unresolved and that alleges that the Company or any of its Subsidiaries is not in compliance with any Health Care Law, except, in each case, where any noncompliance on the part of the Company or any its Subsidiaries would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the Agreement Date, neither the Company nor any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees or other injunctions, settlement orders, product seizures or detentions, import alerts, plans of correction or similar agreements with or imposed by any Governmental Entity. In the last six years, neither the Company nor any of its Subsidiaries or any of their respective employees, officers, directors or, to the Knowledge of the Company, agents acting in such capacity and on the Company’s behalf (A) has been excluded, suspended or debarred from participation in any U.S. state or federal health care program, (B) has been convicted of any felony or misdemeanor, or (C) to the Knowledge of the Company, has engaged in any conduct that would reasonably be expected to result in debarment, suspension, or exclusion.

(b) The Company and each of its Subsidiaries has, maintains and since the Applicable Date, has been operating in material compliance with, and all Company Products have been designed, manufactured, imported, exported, processed, developed, labeled, stored, tested and marketed in material compliance with, all Permits of the United States Food and Drug Administration (“FDA”) and comparable Governmental Entities which are required for the conduct of its business as currently conducted (collectively, the “FDA Permits”), and all such FDA Permits are valid, subsisting, and in full force and effect. Since the Applicable Date, neither the Company or any of its Subsidiaries has received written notice of any pending or threatened Action (other than FDA audits) from the FDA, any Governmental Entity, any qui-tam relator or applicable foreign Governmental Entity alleging that any operation or activity of such party or any of its Subsidiaries is in material violation of any applicable Health Care Law, except where any non-compliance on the part of the Company or its Subsidiaries would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. All of the Company’s Products which are the subject of premarket notification under Section 510(k) of the Federal Food, Drug and Cosmetic Act and which subsequently have been modified in all material respects satisfy applicable requirements to the extent required by Law.

(c) Since the Applicable Date, (i) all reports, documents, claims, adverse event or medical device reports, notices, registrations and applications required to be filed, maintained or furnished to FDA or any other Governmental Entity by the Company and the Company Subsidiaries have been so timely filed, maintained or furnished and (ii) all such reports, documents, claims, adverse event or medical device reports, notices, registrations and applications were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing), except where any noncompliance on the part of the Company or any its Subsidiaries would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) As of the Agreement Date, neither the Company nor any of its Subsidiaries is subject to any active written notice of any pending or threatened Action by any Governmental Entity alleging that any Company Product, operation or activity of the Company or any of its Subsidiaries is in material violation of any applicable Health Care Laws, or otherwise (i) proposing to modify, suspend, revoke or withdraw a material FDA Permit or (ii) contesting the clearance, approval or marketing of any Company Product.

(e) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any requests for an FDA Permit from the FDA or other Governmental Entity relating to the Company or any of its Subsidiaries, businesses or products, when submitted to the FDA or other Governmental Entity were true, complete and correct as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or such other Governmental Entity.

(f) Since the Applicable Date, the Company and each of its Subsidiaries have not had any product or manufacturing site subject to a shutdown or import or export prohibition imposed by a Governmental Entity (including the FDA), nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to the Company Products, or similar correspondence or notice from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Law, Permit or such requests or requirements of a Governmental Entity. To the Company’s Knowledge, none of its respective contract manufacturers of finished Company Products, is or has since the Applicable Date been subject to a shutdown, import or export prohibition, warning letter or other regulatory limitation imposed or requested by FDA or another Governmental Entity.

(g) Section 3.19(g) of the Company Disclosure Letter sets forth a list of (i) all material recalls, removals, seizures, detentions, field notifications, field corrections, market withdrawals or replacements, corrective actions, warnings, warning letters, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance (collectively, “Safety Notices”) with respect to the Company Products, from the Applicable Date to the Agreement Date and (ii) the date on which any such Safety Notice was resolved or closed (to the extent applicable). To the Knowledge of the Company, (A) since the Applicable Date, there have been no material complaints with respect to the Company Products that are currently unresolved, and (B) there are no facts that would be reasonably likely to result in (x) a material Safety Notice with respect to the Company Products, (y) a material change in marketing classification or labeling of any Company Products, or (z) a termination or suspension of marketing or testing of any of the Company Products.

(h) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of the Company, its Subsidiaries or the Company Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Since the Applicable Date, neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of the Company Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to any Governmental Entity, failed to disclose a material fact required to be disclosed to any Governmental Entity, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy set forth in 56 Fed. Reg. 46191

(September 10, 1991) or for any other Governmental Entity to invoke any similar policy. Neither the Company, nor any of its officers, employees or agents (within the meaning of the applicable Law) has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar Law. As of the Agreement Date, no Actions that would reasonably be expected to result in such a debarment or exclusion are pending or, to the Knowledge of the Company, threatened against the Company, its Subsidiaries, or any of their respective officers, employees or agents.

(i) Since the Applicable Date, all studies, tests and preclinical and clinical trials being conducted by or on behalf of or sponsored by the Company or its Subsidiaries, or in which the Company or its Subsidiaries has participated, were and, if still pending, are being conducted in material compliance with applicable Health Care Laws, including 21 C.F.R. Parts 50, 54, 56, 58, 312, and 812 and informed consent, in compliance with applicable Health Care Laws, has been obtained from all subjects enrolled in each study where required. The Company has made all such filings and obtained all such approvals, authorizations or exemptions as may be required by the FDA or any other similar Governmental Entity for the conduct of such tests or studies. Since the Applicable Date, the Company and its Subsidiaries, have not received any written notices, correspondence or other communication from any institutional review board or ethics committee, the FDA or any other Governmental Entity, recommending or requiring the termination, suspension, or material modification of any ongoing studies or tests conducted or proposed to be conduct by, or on behalf of, or supervised by the Company or its Subsidiaries, or in which the products or investigational products of the Company or its Subsidiaries have participated.

(j) All advertising or promotional material used by or on behalf of the Company or its Subsidiaries is consistent in all material respects with the Company Product information as authorized, approved or cleared by the FDA or other Governmental Entity in the country or jurisdiction where the material has been or is used.

Section 3.20 Opinion of Financial Advisor. The Company Board has received the opinion of Rothschild & Co US Inc. (“Rothschild & Co”) to the effect that, as of the date of the opinion and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders. A complete and executed copy thereof has been or will be delivered to Parent promptly following receipt thereof by the Company. It is agreed and understood that such opinion is for the information of the Company Board and may not be relied upon by Parent or Merger Sub.

Section 3.21 Brokers or Finders. Except for Rothschild & Co, no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by the Company or its Subsidiaries or its officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from the Company or any of its Subsidiaries in connection with any of the Transactions.

Section 3.22 State Takeover Statutes. Assuming the representations and warranties in Section 4.4 are true and correct, the adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represent all the actions necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Sections 1704.01–1704.07 and 1704.831 of the OGCL and any “moratorium”, a “fair price”, “control share acquisition” or similar anti-takeover provisions or similar Laws of any jurisdiction (the “Takeover Statutes”) or similar provisions contained in the governing documents of the Company and its Subsidiaries.

Section 3.23 Insurance. Section 3.23 of the Company Disclosure Letter sets forth a true, complete and accurate list of all insurance policies and surety bonds carried by or covering the Company and its Subsidiaries, which are reasonably likely to be material to the business operations of the Company and its Subsidiaries, taken as a whole. Such insurance policies are in such amounts and cover such losses and risks as, in the good faith judgment of senior management of the Company, are adequate to reasonably protect the properties and businesses of the Company and its Subsidiaries and all material premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened cancellation with respect to any such insurance policy, and each of the Company and its Subsidiaries is in compliance in all respects with all conditions contained therein, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the Agreement Date, there are no material claims under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier.

Section 3.24 Affiliate Transactions. As of the Agreement Date, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.25 Significant Customers and Suppliers. Section 3.25 of the Company Disclosure Letter sets forth the ten largest customers of the Company and its Subsidiaries (by total aggregate annual revenue received by the Company and its Subsidiaries in the fiscal year ended September 30, 2021) (the “Significant Customers”) and the ten largest suppliers to the Company and its Subsidiaries (by total aggregate annual spend amounts paid to such supplier by, or on behalf of, the Company and its Subsidiaries in the fiscal year ended September 30, 2021) (the “Significant Suppliers”). As of the Agreement Date, no Significant Customer or Significant Supplier has provided written notice of cancellation, termination or adverse modification of its Contracts with the Company or its Subsidiaries, or threatened in writing to do so.

Section 3.26 Product Warranties. In the five-year period ending on the Agreement Date, all products and other materials sold, manufactured or distributed by the Company and its Subsidiaries, which include the Company Products, have been sold, manufactured or distributed, as applicable, in compliance, in all material respects, with all applicable Laws, warranties and guarantees issued by the Company.

Section 3.27 No Other Representations or Warranties. Except for the express representations and warranties made by the Company in this Article III, none of the Company, any of its Affiliates, any of its or their Representatives, or any other Person on behalf of any of them has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf of the Company or any of its Affiliates, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Company or its Affiliates or their respective businesses or operations or any other matter notwithstanding the delivery or disclosure to the Parent Parties, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Affiliates or any of its or their Representatives in expectation of, or in connection with, this Agreement or the Transactions or with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered or made available to the Parent Parties or any of their respective Representatives or Affiliates. The Company, its Affiliates and its or their Representatives hereby disclaim any other representations or warranties, whether made by the Company, its Affiliates, or its or their Representatives. Except for the express representations and warranties made by the Parent Parties in Article IV, the Company hereby acknowledges and agrees that none of the Parent Parties, any of their Affiliates, any of their Representatives, or any other Person has made or is making, any express or implied representation or warranty with respect to or on behalf of the Parent Parties or any of their respective Affiliates, and the Company hereby expressly disclaims reliance upon any representations or warranties with respect to or on behalf of the Parent Parties or any of their respective Affiliates, whether made by the Parent Parties, their respective Affiliates or their respective Representatives, except for the express representations and warranties made by the Parent Parties in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties each hereby represent and warrant, jointly and severally, to the Company as follows:

Section 4.1 Organization.

(a) Each of the Parent Parties is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization.

(b) Each of the Parent Parties has the requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) Merger Sub is a wholly owned Subsidiary of Parent. As of the date hereof, SJL owns all of the issued and outstanding capital of Parent; provided, however, as of immediately prior to the Effective Time, SDB and SJL will collectively own all of the issued and outstanding capital stock of Parent. Parent owns all of the issued and outstanding capital stock of Merger Sub.

(d) Each of the Parent Parties is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed or in good standing would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(e) Prior to the Agreement Date, each of the Parent Parties has made available to the Company correct and complete copies of, in respect of Parent, its certificate of incorporation and bylaws, in respect of Merger Sub, its articles of incorporation and code of regulations, and in respect of SDB, its equivalent organizational documents, each as amended to the Agreement Date, and each as so provided is in full force and effect and none of the Parent Parties is in violation of any of the provisions of such Person’s organizational documents.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of the Parent Parties has full corporate or other organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions (other than the adoption of this Agreement by Parent as sole shareholder of Merger Sub, which will occur immediately after the execution and delivery of this Agreement by Merger Sub). The execution, delivery and performance by the Parent Parties of this Agreement, and the consummation of each of the Transactions have been duly and validly authorized by the respective boards of directors (or equivalent corporate bodies) of each Parent Party and will be duly and validly authorized by Parent as the sole shareholder of Merger Sub immediately following the execution and delivery of this Agreement by Merger Sub, and no other corporate or other organizational action on the part of any Parent Party (including the vote or approval of the holders of any class or series of a Parent Party’s capital stock or equity interests) is necessary to authorize the execution, delivery and performance by each Parent Party of this Agreement and the consummation by each of them of the Transactions. This Agreement has been duly executed and delivered by each Parent Party and, assuming the due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each Parent Party enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions.

Section 4.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL, (ii) clearance of (A) the Parent Guarantee Report from the Bank of Korea and (B) the Overseas Investment Report from a designated foreign exchange bank, in each case, pursuant to the Foreign Exchange Transactions Act of Korea and regulations thereunder, (iii) Permits, Orders, filings, declarations and registrations as may be required (A) under the Exchange Act, (B) under the Securities Act, (C) pursuant to the rules and regulations of Nasdaq, (D) by the SEC, (E) under the HSR Act and any other applicable Antitrust Laws and FDI Laws, and (F) under the Takeover Statutes and state securities and “blue sky” Laws, and (iv) notifications to be made by SDB (A) under the Financial Investment Services and Capital Markets Act of Korea and regulations promulgated thereunder, and (B) to the Korea Exchange or the Financial Supervisory Service of Korea, no Permits or Orders of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by the Parent

Parties of the Transactions, other than such other Permits or Orders of, or filings, declarations or registrations with, a Governmental Entity that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Neither the execution and delivery of this Agreement by the Parent Parties nor the consummation by any Parent Party of the Transactions, nor compliance by any Parent Party with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of any Parent Party or of the Parent Parties’ respective Subsidiaries or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 4.3(a) are duly obtained or made, (x) violate any Order or Law applicable to any of the Parent Parties, or any of the Parent Parties’ respective Subsidiaries or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of a Parent Party or any of the Parent Parties’ respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which any Parent Party, or any of the Parent Parties’ Subsidiaries, is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clause (i) (with respect to any of the Parent Parties’ respective Subsidiaries), clause (ii)(x) and clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4 Ownership of Company Common Stock. None of the Parent Parties or SJL or any of their respective Subsidiaries is, and at no time during the past three years has any Parent Party or SJL or any of their respective Subsidiaries been, an “interested shareholder” of the Company as defined in Section 1704.01 of the OGCL. None of the Parent Parties or SJL or any of their respective Subsidiaries owns (directly or indirectly, beneficially or of record), or is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).

Section 4.5 Information Supplied. None of the information supplied or to be supplied by any Parent Party (including regarding SJL and its business) for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by any Parent Party with respect to information or statements made or incorporated by reference in the Proxy Statement which were not supplied by or on behalf of a Parent Party or SJL.

Section 4.6 Availability of Funds.

(a) SDB currently has, and at the Closing, will have, and will cause Parent to have, subject only to Closing and no other conditions or contingencies, sufficient funds available to it to pay, when required by this Agreement, the aggregate Merger Consideration pursuant to Section 2.2(b) and all other amounts payable by any of the Parent Parties under or as contemplated by this Agreement, together with any fees and expenses to be borne by a Parent Party in accordance with this Agreement.

(b) In no event will the receipt by, or the availability of any funds or financing to, a Parent Party or any of their respective Affiliates or any other financing be a condition to obligations of the Parent Parties to consummate the Transactions.

Section 4.7 No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Transactions, neither Parent nor Merger Sub has incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever.

Section 4.8 Litigation.

(a) As of the Agreement Date, there are no Actions pending or, to the Knowledge of the Parent Parties, threatened against a Parent Party or any of their respective Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) None of the Parent Parties nor any of their respective Subsidiaries is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Solvency. After giving effect to the Transactions and the payment of the aggregate Merger Consideration pursuant to the terms of this Agreement, and assuming (i) the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions to the Parent Parties’ obligation to consummate the Merger, (ii) any repayment or refinancing of borrowed money in connection with this Agreement and (iii) the payment of all fees and expenses related to the foregoing provisions of this Section 4.9, each of the Parent Parties will be Solvent as of the Effective Time and immediately after the consummation of the Transactions.

Section 4.10 No Vote of Parent Party Stockholders; No Voting Interest. Except for the adoption of this Agreement by Parent as the sole shareholder of Merger Sub, which will occur immediately after the execution hereof by Parent, and the approval of the execution and performance of this Agreement by SJL as the sole shareholder of Parent, which has been provided prior to the Agreement Date and have not been rescinded or modified, no vote of the stockholders of the Parent Parties or the holders of any other securities of any of the Parent Parties (equity or otherwise) is required by any applicable Law, the certificate of incorporation or by-laws, or equivalent organizational documents of the Parent Parties or such holders, in order for the Parent Parties to consummate the Transactions.

Section 4.11 Brokers or Finders. Except for Piper Sandler & Co. (the fees of which will be paid by Parent or a Subsidiary of Parent), no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by a Parent Party, SJL or any of their respective Subsidiaries or officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from a Parent Party, SJL or any of their respective Subsidiaries in connection with any of the Transactions.

Section 4.12 No Other Representations or Warranties. Except for the representations and warranties made by the Parent Parties in this Article IV, none of the Parent Parties, any of their respective Affiliates, any of their respective Representatives, or any other Person on behalf of any of them has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf of the Parent Parties or any of their respective Affiliates, their respective businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Parent Parties or their respective Affiliates or any other matter notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates of any documentation or other information by the Parent Parties or any of their respective Affiliates or any of their respective Representatives in expectation of, or in connection with, this Agreement or the Transactions. The Parent Parties and their respective Affiliates hereby disclaim any other representations and warranties, whether made by the Parent Parties or any of their respective Affiliates or Representatives. Except for the express representations and warranties made by the Company in Article III, the Parent Parties hereby acknowledge and agree that none of the Company, any of its Affiliates, any of its or their Representatives, or any other Person has made or is making any express or implied representation or warranty with respect to or on behalf of the Company or any of its Affiliates, and the Parent Parties hereby expressly disclaim reliance upon any representations or warranties with respect to or on behalf of the Company or any of its Affiliates, whether made by the Company or any of its Affiliates or its or their Representatives, except for the express representations and warranties made by the Company in Article III. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Parent Parties or SJL or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Affiliates or any of its or their Representatives with respect to any one or more of the following, the Parent Parties, on their own behalf and on behalf of SJL, hereby acknowledge and agree that neither the Company nor any other Person makes, and the Parent Parties, on their own behalf and on behalf of SJL, hereby expressly disclaim reliance upon, any express or implied representation or warranty with respect to or on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered or made available to the Parent Parties or SJL or any of their respective Representatives or Affiliates.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company.

(a) From the Agreement Date and until the Effective Time or the earlier termination of this Agreement in accordance with its terms (the “Interim Period”), except as (v) otherwise contemplated by this Agreement, (w) set forth in the applicable subsection of Section 5.1 of the Company Disclosure Letter, (x) required by applicable Law, (y) required to comply with COVID-19 Measures or otherwise taken (or not taken) by the Company or any of its Subsidiaries reasonably and in good faith to respond to COVID-19, COVID-19 Measures; provided that prior to taking any action in reliance on this clause (y) that would otherwise be prohibited by any provision of this Agreement, the Company will use commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto, or (z) consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and in compliance in all material respects with all material applicable Laws, and will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its directors, officers and employees and consistent with prior practice maintain existing relations and goodwill with customers, distributors, lenders, partners, suppliers and others having material business associations with it or its Subsidiaries; provided, however, that (1) the failure to take any action prohibited by Section 5.1(b) will not be a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this Section 5.1(a) and (2) no action taken by the Company or any of its Subsidiaries that is specifically addressed by any of the subclauses in Section 5.1(b) and taken in compliance with the provisions of such subclause will be deemed a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this Section 5.1(a).

(b) Subject to the exceptions set forth in the foregoing clauses (v), (w), (x), (y) and (z) (provided that the parenthetical set forth in clause (z) providing that Parent’s consent shall not be unreasonably withheld, conditioned or delayed shall only apply to subsections (iii), (iv), (v), (vi), (ix), (x), (xii) and (xiii) of this Section 5.1(b), and, insofar as it relates to the forgoing subsections, subsection (xiv) of this Section 5.1(b)) of Section 5.1(a), during the Interim Period, the Company will not and will cause its Subsidiaries not to:

(i) amend its Articles of Incorporation or Regulations;

(ii) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid by any direct or indirect wholly owned Subsidiary (x) to the Company, or (y) to any other direct or indirect wholly owned Subsidiary of the Company, in each case, consistent in all material respects with past practice) or enter into any Contract with respect to voting of its capital stock, (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Rights of the Company or any of its Subsidiaries (other than the issuance of shares of the Company’s capital stock reserved for issuance on the Agreement Date and issued pursuant to the awards under the Company Stock Plans outstanding as of the Agreement Date or as would be permitted pursuant to Section 5.1(b)(iii)), (C) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on the Agreement Date or for the acquisition or acceptance of Shares by the Company upon the exercise of Options or the vesting of Share Units for withholding Taxes in the ordinary course of business;

(iii) except as required pursuant to Contracts and Company Plans in effect prior to the Agreement Date, (A) enter into, pay, grant or provide any change of control agreements, retention, severance or termination payments or benefits, or any other similar arrangements to any member of the Company Board or to any executive officer, consultant or employee of the Company or any of its Subsidiaries; (B) materially increase the compensation, bonus or pension, welfare, or other benefits of, pay any bonus, incentive or retention payments to, or make any new equity awards to any Covered Employee, except for increases in base salary in the ordinary course of business consistent with past practice; (C) establish or adopt, any Company Labor Agreement or amend the terms of any outstanding equity-based awards; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any material compensation or benefits under any Company Plan other than in the ordinary course of business consistent with past practice; (E) forgive any material loans to any Covered Employee; or (F) hire or terminate without cause the employment of any executive officer or any employee with annual base compensation in excess of $250,000, other than to fill positions that become vacant after the Agreement Date;

(iv) (A) other than in the ordinary course of business (which will in no event exceed $10,000,000 in the aggregate), draws from the Company Credit Agreement in effect as of the Agreement Date, or in respect of intercompany borrowing solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries in the ordinary course of business, guarantee, issue, assume or incur any Indebtedness, or (B) except as permitted by Section 5.1(b)(v), make any loans, advances or capital contributions to, or guarantees of or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any Person) any other Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) other than (1) any routine travel, relocation (of non-executive employees) and business advances in the ordinary course of business to the Company’s or its Subsidiaries’ employees and (2) trade credit to customers, in either case, made in the ordinary course of business;

(v) make any capital expenditures that, in the aggregate, exceed, by an amount in excess of $1,000,000, the amount of the capital expenditures as contemplated by the Company’s existing capital budget made available to the Parent Parties prior to the Agreement Date;

(vi) waive, release, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements or compromises of any Action in which the amount paid by or on behalf of the Company or any of its Subsidiaries (net of any available third party insurance proceeds) in settlement or compromise does not exceed $1,000,000; provided that such settlement or compromise does not include (A) any obligation that would impose any material restrictions on the business or operations of the Company or its Subsidiaries after the Effective Time or (B) any admission of wrongdoing or similar admission by the Company or any of its Subsidiaries that would be reasonably expected to negatively affect the Company or any of its Subsidiaries in a material respect beyond the making of any such payment;

(vii) change any of the material accounting methods, principles or practices used by it unless required by a change in GAAP or Law (including, for purposes of this Section 5.1(b)(vii), any changes of SEC rules and regulations or Regulation S-X of the Exchange Act and, in each case, authoritative interpretations thereof);

(viii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement) of the Company or any of its Subsidiaries, (B) other than as would be permitted pursuant to Section 5.1(b)(v) and except for the purchase of inventory or other assets in the ordinary course of business consistent with past practice, acquire assets, businesses, or capital stock (whether by merger, tender offer, consolidation, purchase of property or otherwise) or (C) transfer, sell, lease, license (other than non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice), mortgage, pledge, surrender, grant any option thereon, subject to any other Encumbrance (other than Permitted Encumbrances), cancel, abandon or allow to lapse or expire any material assets or material properties (including any material Owned Intellectual Property) of the Company or its Subsidiaries, including capital stock of any of the Company’s Subsidiaries, except (x) in the ordinary course of business consistent with past practice, (y) for the sale, cancellation, lapse, expiration or abandonment of obsolete assets, or (z) for the expiration in accordance with the applicable terms governing any such assets or properties;

(ix) other than in the ordinary course of business (A) enter into any Contract that would have been a Material Contract set forth in Section 3.9(a)(i), (ii), (iii), (viii)(A) or (B), (x), or (xiii), or a Material Lease had it been entered into prior to this Agreement, (B) amend, modify, assign, transfer or terminate (other than a termination upon the expiration of the term thereof) any Material Contract set forth in Section 3.9(a)(i), (ii), (iii), (viii)(A) or (B), (x), or (xiii), or Material Lease (or any Contract that would have been a Material Contract set forth in Section 3.9(a)(i), (ii), (iii), (viii)(A) or (B), (x), or (xiii), or a Material Lease had it been entered into prior to this Agreement), or (C) amend, cancel, modify, assign, transfer, waive, accelerate or defer any material debts or rights under any Material Contract set forth in Section 3.9(a)(i), (ii), (iii), (viii)(A) and (B), (x), or (xiii), or a Material Lease (or any Contract that would have been a Material Contract set forth in Section 3.9(a)(i), (ii), (iii), (viii)(A) or (B), (x), or (xiii), or a Material Lease had it been entered into prior to this Agreement), provided that, to the extent that the Parent has received written request from the Company in respect of the taking of any action contemplated by this Section 5.1(b)(ix) and Parent has not responded to the Company in writing within five Business Days of Parent receiving such written request, Parent will be deemed to have consented to the relevant action;

(x) (A) enter into any Contract that would have been a Material Contract set forth in in Section 3.9(a)(viii)(C), (ix), or (xii) had it been entered into prior to this Agreement, (B) amend, modify, assign, transfer or terminate (other than a termination upon the expiration of the term thereof) any Material Contract set forth in Section 3.9(a)(viii)(C), (ix), or (xii), (or any Contract that would have been a Material Contract set forth in Section 3.9(a)(viii)(C), (ix), or (xii) had it been entered into prior to this Agreement), or (C) amend, cancel, modify, assign, transfer, waive, accelerate or defer any material debts or rights under any Material Contract set forth in Section 3.9(a)(viii)(C), (ix), or (xii) (or any Contract that would have been a Material Contract set forth in Section 3.9(a)(viii)(C), (ix), or (xii) had it been entered into prior to this Agreement);

(xi) (A) make, change or revoke any material Tax election, (B) change any annual Tax accounting period or adopt or change any method of accounting for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any claim or assessment for a material amount of Taxes, (E) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) or any Tax sharing or similar agreement, or request any Tax ruling, (F) surrender any right to claim a material Tax refund, or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to a material amount of Taxes;

(xii) enter into any joint venture, partnership, participation or other similar arrangement;

(xiii) other than in the ordinary course of business, enter into any interest rate swaps, foreign exchange or commodity agreements or other similar hedging arrangements; or

(xiv) authorize or agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(b) or enter into any Contract with respect to any of the foregoing actions.

(c) Nothing contained in this Agreement will give any Parent Party or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, the Parent Parties, on the one hand, and the Company and its Subsidiaries, on the other hand, will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or the Company will be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside legal counsel, violate applicable Antitrust Law.

Section 5.2 No Solicitation by the Company.

(a) From the Agreement Date until the Effective Time, except as expressly permitted by this Section 5.2, the Company will not, and the Company will cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist, or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person of, any proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, the submission of any Takeover Proposal (provided, however, that the Company, its Subsidiaries, and its and their Representatives may refer the Person making such proposal or offer to the provisions of this Section 5.2); (ii) furnish any information regarding the Company or any of its Subsidiaries to any Person, or afford access to the Company’s or its Subsidiaries’, books, records or property in connection with a Takeover Proposal; (iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to any Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Takeover Proposal (provided, however, that the Company and its Representatives may refer the Person making any such inquiry, proposal or offer to the provisions of this Section 5.2); (iv) adopt, approve or enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, purchase agreement, or similar document, agreement, or commitment with respect to any Takeover Proposal (a “Company Acquisition Agreement”), other than an Acceptable Confidentiality Agreement; or (v) agree to do any of the foregoing; provided, however, that the foregoing clauses (i) through (v) will not prohibit the Company or any of its Subsidiaries from amending, modifying or granting any waiver or release under any standstill, confidentiality or similar agreement of the Company or any of its Subsidiaries, but solely to the extent necessary to allow for a Takeover Proposal to be made to the Company or the Company Board, if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law. Notwithstanding anything to the contrary contained in this Agreement, if the Company receives a written bona fide written Takeover Proposal after the Agreement Date that did not result from a breach of this Section 5.2(a), then the Company and its Representatives may make inquiries of such Person making such Takeover Proposal (and its Representatives) solely to ascertain facts regarding, and clarify the terms of, such written Takeover Proposal for the purpose of the Company Board informing itself about such Takeover Proposal and the Person making it.

(b) Subject to the remainder of this Section 5.2, the Company will, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person, conducted on or prior to the Agreement Date with respect to any Takeover Proposal.

(c) Notwithstanding anything to the contrary contained in this Agreement, including Section 5.2(a), prior to obtaining the Shareholder Approval, the Company and its Representatives may following execution of an Acceptable Confidentiality Agreement with such Person(s), engage or otherwise participate in discussions or negotiations with, and provide any information to, any Person or group of Persons (or its or their Representatives and financing sources) that has made a bona fide written Takeover Proposal after the Agreement Date that did not result from a material breach of Section 5.2(a) if prior to taking any such action, the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law and that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal. Substantially contemporaneously with providing any non-public information to such Person or group of Persons, the Company will make such non-public information available to Parent (to the extent such non-public information has not been previously made available to the Parent Parties).

(d) The Company will inform Parent promptly (and in any event within 48 hours of receipt thereof) of its receipt of any written inquiry, proposal or offer with respect to any Takeover Proposal received after the Agreement Date and any written request for non-public information in connection therewith (indicating the identity of the Person making the inquiry or proposal and the material terms of any such proposal, including providing copies of any Company Acquisition Agreement and any other relevant transaction documents) and thereafter will keep Parent reasonably informed of any material developments regarding any Takeover Proposal on a prompt basis (and in any event within 48 hours of any material development). In the event that any Person modifies its Takeover Proposal in any material respect (it being understood that any change in financial terms and any formal written modification shall be deemed material), the Company will notify Parent in writing within 48 hours of receipt of such modification of the fact that such Takeover Proposal has been modified and the terms of such modification (including, if applicable, providing copies of written documentation reflecting such modification). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the Agreement Date which prohibits the Company from providing any information to Parent in accordance with Section 5.2(c) or this Section 5.2(d).

(e) Except as expressly permitted by Section 5.2(f) or Section 5.2(g), neither the Company Board nor any committee thereof will (i) fail to include the Company Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (iii) make any recommendation or public statement in connection with any tender offer or exchange offer for the Shares other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, (iv) fail to publicly recommend against any Takeover Proposal, or fail to publicly reaffirm the Company Recommendation, in each case, within 10 Business Days after Parent so requests in writing (or such fewer number of days as remains prior to the Shareholders Meeting, but in no event shall the Company Board or any committee thereof be required to act on less than two Business Days’ notice) following a publicly announced Takeover Proposal, provided that Parent may only make such request once with respect to any particular Takeover Proposal or any material publicly announced or disclosed amendment or modification thereto, (v) adopt, approve or recommend to shareholders of the Company, or publicly propose to approve or recommend to shareholders of the Company a Takeover Proposal, or (vi) resolve, publicly propose or agree to do any of the foregoing (the actions described in the foregoing clauses (e)(i) – (e)(vi) being referred to as a “Change in Recommendation”).

(f) Notwithstanding anything in this Agreement to the contrary, including Section 5.2(e), the Company Board may make a Change in Recommendation and/or terminate this Agreement pursuant to Section 8.1(c), if: (i) an unsolicited bona fide written Takeover Proposal (that did not result from a material breach of Section 5.2(a)) is made and is not withdrawn, (ii) the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) that (x) a failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (y) such Takeover Proposal constitutes a Superior Proposal, (iii) four Business Days have elapsed since the

Company has given written notice to Parent identifying the Person making such Superior Proposal, advising Parent that the Company Board intends to make a Change in Recommendation or terminate this Agreement and specifying in reasonable detail the reasons therefor, including the terms and conditions of such Superior Proposal and providing a copy of any written Company Acquisition Agreement and other definitive transaction agreements proposed to be entered into in connection therewith, including any definitive financing commitments relating thereto, (iv) during such four Business Day period the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (v) following the end of such four Business Day period, the Company Board or any duly constituted and authorized committee thereof has considered in good faith any such binding offer from Parent, and has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect; provided, however, that if, during such four Business Day period, any material revisions are made to the Superior Proposal (it being understood that a material revision will include any change in the purchase price or form of consideration in such Superior Proposal and any formal written modification to any other material term of such Superior Proposal), the Company Board will give a new written notice to Parent and will comply with the requirements of this Section 5.2(f) with respect to such new written notice (provided, that the notice period will be two Business Days instead of four Business Days), and (vi) prior to taking such action, at the end of such notice period, the Company Board or any duly constituted and authorized committee thereof has considered in good faith any such binding offer, and has determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that failure to make such Change in Recommendation or terminate this Agreement due to the Superior Proposal would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law. The actions of the Company Board or any duly constituted and authorized committee thereof in making a determination that a Takeover Proposal constitutes a Superior Proposal and the Company’s authorizing and providing the notices to Parent required by this Section 5.2(f), will not in and of itself, constitute a Change in Recommendation, a violation of this Section 5.2 or a termination of this Agreement.

(g) Prior to the time the Shareholder Approval is obtained, the Company Board may effect a Change in Recommendation of the type described in Section 5.2(e)(i) or Section 5.2(e)(ii) if: (i) the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; (ii) such action is not in response to the receipt, existence of or terms of a Takeover Proposal or a Superior Proposal or any inquiry related thereto or the consequences thereof (which is governed by Section 5.2(f)); (iii) such action is in response to a material development, fact, change, event, effect, occurrence or circumstance that (A) is not known or reasonably foreseeable or, if known (or reasonably foreseeable), the consequences of which are not known or reasonably foreseeable, to the Company Board as of the Agreement Date and becomes known to the Company Board prior to the time of the Shareholder Approval, (B) does not result from any breach of this Agreement by the Company or any of its Subsidiaries, and (C) does not relate to the receipt, existence or terms of a Takeover Proposal (an

“Intervening Event”); and (iv) prior to taking such action, (w) the Company Board has given Parent at least four Business Days’ prior written notice of its intention to take such action absent any revision to the terms and conditions of this Agreement, which notice describes the Intervening Event (including the material facts and circumstances thereof) and the reasons for such intended Change in Recommendation in reasonable detail, (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on the Parent Parties to effect revisions to the terms of this Agreement and (y) at the end of such notice period, the Company Board or any duly constituted and authorized committee thereof has considered in good faith any such binding offer, and has determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that failure to make such Change in Recommendation due to the Intervening Event would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law. The actions of the Company Board or any duly constituted and authorized committee thereof in making a determination that an Intervening Event necessitates a Change in Recommendation and the Company’s authorizing and providing the notices to Parent required by this Section 5.2(g), will not in and of itself, constitute a Change in Recommendation, a violation of this Section 5.2 or a termination of this Agreement.

(h) Notwithstanding any provisions thereof, nothing contained in this Section 5.2 or in Section 6.6 will prohibit the Company or the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s shareholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable Law or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any such disclosure pursuant to the foregoing clauses (i) or (ii) does not reaffirm the Company Recommendation, it will be deemed to be a Change in Recommendation.

(i) Notwithstanding any Change in Recommendation, unless this Agreement is validly terminated, (x) this Agreement, the Merger and the principal terms thereof shall be submitted by the Company to the holders of Shares at the Shareholders Meeting for the purpose of obtaining the Shareholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation and (y) the Company and the Company Board shall not submit to the holders of Shares any Takeover Proposal or propose to do so.

(j) The Company agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an acquisition of the Company or any of its Subsidiaries return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives and the Company will immediately terminate all physical and electronic data room access for any such Person and any of its Representatives to diligence or other information regarding the Company or any of its Subsidiaries.

(k) Any violation of the restrictions set forth in this Section 5.2 by any Subsidiary or Representative of the Company shall be deemed to be a breach of this Section 5.2 by the Company.

Section 5.3 DOJ Investigation. The Company shall (i) consult with Parent regarding proposals to, and material negotiations with, the DOJ regarding the DOJ Investigation and (ii) provide prompt notice to Parent of (A) any material development with the DOJ regarding the DOJ Investigation and (B) the occurrence of any Specified Outcome.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement.

(a) As promptly as reasonably practicable following the Agreement Date, the Company will prepare and file with the SEC the preliminary form of the Proxy Statement. The Company shall use reasonable best efforts to cause the Proxy Statement to comply as to form and substance in all material respects with the requirements of applicable Law. The Parent Parties and the Company will reasonably cooperate with one another in connection with the preparation of the Proxy Statement. The Parent Parties will furnish all information concerning the Parent Parties, SJL and their Affiliates as is required to be included in the Proxy Statement. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC. Subject to Section 5.2, the Proxy Statement will contain the Company Recommendation.

(b) Each of the Parent and the Company will as promptly as reasonably practicable notify the other of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement, and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto.

(c) The Parent Parties and the Company will each use reasonable best efforts to efforts to respond as promptly as reasonably practicable to any (written or oral) comments of the SEC with respect to the Proxy Statement. Except with respect to any disclosure or communication that relates to a Takeover Proposal or a Change in Recommendation, the Company will provide Parent a reasonable opportunity to review and comment on the Proxy Statement and any amendment or supplement thereto or any substantive response to comments received from the SEC in respect thereof (including the proposed final version of such document or response), in each case, prior to the mailing or submission thereof, and will give reasonable and good faith consideration to any comments thereon made by Parent or its counsel.

(d) Until the Shareholder Approval is obtained, if any information relating to the Company, a Parent Party, SJL or any of their respective Affiliates, directors or officers, is discovered by the Company or a Parent Party that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the other Parties. The Company will promptly prepare and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable federal securities Laws, disseminate such amendment to the holders of Shares as of the record date established for the Shareholders Meeting.

Section 6.2 Shareholders Meeting.

(a) Subject to Section 5.2, the Company will, in accordance with its constituent documents, the rules of Nasdaq, and applicable Law, duly set a record date and duly call, give notice of, convene and hold as promptly as reasonably practicable following the date the definitive Proxy Statement is disseminated to the holders of Shares, a meeting of the holders of Shares for the purpose of obtaining the Shareholder Approval (including any adjournment or postponement thereof, the “Shareholders Meeting”). The Company will consult with Parent regarding the record date and date for holding the Shareholders Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Shareholders Meeting (i) in the absence of a quorum (in person or by proxy) to convene the Shareholders Meeting, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is reasonably necessary under applicable Law for such supplemental or amended disclosure to be disseminated and reviewed by the holders of Shares prior to the Shareholders Meeting, (iii) for a single period not to exceed 20 Business Days to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Shareholder Approval, or (iv) if otherwise reasonably required by applicable Law or upon a request by the SEC.

(b) Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement will be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Transactions and matters of procedure) that the Company will propose to be acted on by the shareholders of the Company at the Shareholders Meeting and the Company will not submit any other proposal to such shareholders in connection with the Shareholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) (other than, (A) if the Shareholders Meeting is also the Company’s annual shareholder meeting, proposals customarily brought in connection with the Company’s annual shareholder meeting, and (B) any matters that are proposed by a shareholder of the Company in accordance with the provisions of the Regulations in effect on the Agreement Date) and (ii) the Company will not call any meeting of the shareholders of the Company other than the Shareholders Meeting (other than, if the Company Shareholders Meeting is not combined with the Company’s annual shareholder meeting, the Company’s annual shareholder meeting). The Company will provide updates to Parent with respect to the proxy solicitation for the Shareholders Meeting (including interim results) as reasonably requested by Parent.

(c) The Parent Parties will vote, or cause to be voted, all of the Shares then beneficially owned by them, SJL or any of their Subsidiaries or Affiliates in favor of the adoption of this Agreement.

Section 6.3 Reasonable Best Efforts.

(a) The Parties will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause each of the conditions in Article VII to be satisfied and consummate and make effective in the most expeditious manner possible, and prior to the Outside Date, the Transactions (and not have the Transactions unwound after the Effective Time), including (i) the preparation and filing of all forms, registrations and notices required to be filed with any Governmental Entity to consummate the Transactions, (ii) taking all actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions will include furnishing all information required under the HSR Act, and any other Antitrust Laws or FDI Laws listed in Section 7.1(b) of the Company Disclosure Letter and in connection with approvals of or filings required by any other Governmental Entity) to be obtained or made by the Parties or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, and (iv) taking all actions reasonably necessary to avoid that the Transactions are unwound after the Effective Time. Additionally, the Parties will not, will cause their Subsidiaries to not, and SDB and Parent will cause SJL to not, take any action, or authorize or agree to take or make any commitment to take any action or enter into any Contract that would reasonably be expected to materially impede, materially interfere with, or materially delay the consummation of the Merger or the other Transactions, including (x) acquiring any other Person or business (other than pursuant to this Agreement) or any material assets or properties of any other Person (whether by merger, tender offer, consolidation, purchase of property or otherwise) or (y) making any material investment in any other Person or business either by purchase of stock or securities, contributions to capital, property transfers or purchase of assets or properties of any Person, except in each case of the foregoing clauses (x) or (y) for acquisitions or investments that would not reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the Merger or the other Transactions. For purposes of this Section 6.3, Parent and SDB will cause SJL to take all actions that it would be required to take as though it were a Parent Party under this Agreement.

(b) The Parties will promptly consult with each other with respect to and, to the extent permitted by applicable Law, promptly provide each other any relevant information with respect to (and, in the case of correspondence, provide each other (or their counsel) copies of), and keep each other apprised of the status of, all filings made by such Party with any Governmental Entity or any other information supplied (except with respect to any disclosure or communication that relates to a Takeover Proposal or a Change in Recommendation), by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions; provided, however, that the Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 6.3 as “Outside Counsel Only Material.” Such materials designated “Outside Counsel Only Material” and the information contained therein will be given only to the outside antitrust or FDI counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Party that provided the materials or its legal counsel. Anything to the contrary contained in this Section 6.3 notwithstanding, materials provided pursuant to this Section 6.3 may be redacted (i) to remove references concerning the valuation of Parent, the Company and the Merger and other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege or personal privacy concerns. Each Party will promptly inform the other Parties of any communication (excluding administrative, non-substantive communications) received by it from any Governmental Entity regarding any of the Transactions. If any Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use its reasonable best efforts to make, or cause to be made, promptly and, to the extent permitted by Law, after consultation with the other Parties and permitting counsel to the other Parties reasonable opportunity to review in advance, an appropriate response to such request. Each Party agrees that it will not participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the performance of its obligations pursuant to this Section 6.3 unless it consults, in the case of the Company, with Parent, and in the case of a Parent Party, with the Company, in advance and, to the extent not prohibited by such Governmental Entity, gives such other Party the opportunity to attend and participate. Notwithstanding the foregoing, in the event of any dispute between the Parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under applicable Antitrust Laws and applicable FDI Laws with respect to the Transactions, the Parties will escalate such dispute to the chief executive officers of the Company and SDB for resolution. If such dispute is not resolved pursuant to the preceding sentence, the Company and the Parent shall jointly devise the strategy and direct all matters for obtaining clearances, approvals or waiting-period expirations under Antitrust Laws and applicable FDI Laws, including any filings, notifications, submissions and communication with or to any Governmental Entity in connection therewith. Notwithstanding anything to the contrary in this Section 6.3 or in any other provision of this Agreement, the Parent Parties will consult with the Company prior to taking any material substantive position in any written submissions or, to the extent practicable, discussions with any Governmental Entity.

(c) The Parties will use their reasonable best efforts to file, as promptly as reasonably practicable, but in any event no later than 10 Business Days after the Agreement Date, notifications under the HSR Act, and the Parties will use their respective reasonable best efforts to file, as promptly as reasonably practicable, but in any event no later than the earlier of 30 Business Days after the Agreement Date or the date as required by applicable Law, any other filings and/or notifications under the Antitrust Laws and FDI Laws listed in Section 7.1(b) of the Company Disclosure Letter, and in each case, if applicable, requesting early termination of any waiting period with respect to the Transactions, and to file as soon as practicable any other applicable notifications or other forms and documentation necessary to obtain any consents, clearances or approvals under or in connection with any applicable Antitrust Law or applicable FDI Laws listed in Section 7.1(b) of the Company Disclosure Letter or in connection with the approval or authorization of or filings with any Governmental Entity required to be obtained or made by the Parties or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement the failure of which to obtain or be made would result in the failure of a closing condition set forth in Article VII to be satisfied. The Parties will use their reasonable best efforts to respond, as promptly as practicable, to any inquiries and requests received from the Federal Trade Commission, the Antitrust Division of the Department of Justice, CFIUS, or any other Governmental Entity concerning applicable Antitrust Laws or FDI Laws for additional information or documentation. The Parties will use their reasonable best efforts to respond, as promptly as practicable, to all inquiries and requests for additional information and documentation received from any state Attorney General or any other Governmental Entity in connection with approvals or filings pursuant to the Antitrust Laws and FDI Laws listed in Section 7.1(b) of the Company Disclosure Letter or approvals of, or filings with, any other Governmental Entity required to be obtained or made by the Parties or any of their respective Affiliates in connection with the consummation of the Transactions or the taking of any action contemplated by this Agreement the failure of which to obtain or be made would result in the failure of a closing condition set forth in Article VII to be satisfied.

(d) The Parties will use their reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under applicable Antitrust Laws or FDI Laws. Without limiting the foregoing provisions of this Section 6.3, in the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for each of the Parties will closely cooperate during the entirety of any such Second Request review process. Further, and for purposes of clarity, the Parent Parties will not propose or consent to any voluntary extension of any statutory deadline or waiting period, or propose or consent to any voluntary delay of the Transactions, including not extending any waiting period under the HSR Act (by pull and refile, or otherwise) or any other Antitrust Laws or FDI Laws or enter into any agreement with any Governmental Entity not to consummate the Merger, except with the prior written consent of the Company. If any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act or any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) or otherwise challenged by any Governmental Entity (excluding under any applicable FDI Laws), the Parties will cooperate with each other and use their reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. The Parties will use their reasonable best efforts to take such action as may be required to cause the expiration of the notice periods or clearances under the HSR Act or other applicable Antitrust Laws or applicable FDI Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the Parent Parties will, and will cause their controlled Affiliates and SJL to, take any and all actions required to obtain all required approvals under the HSR Act and other approvals under applicable Antitrust Laws and FDI Laws necessary to satisfy the conditions set forth in Article VII, including the proposal, negotiation and acceptance (including through Order, consent decree, settlement or otherwise) prior to the Outside Date of (i) any and all divestitures of their businesses or assets or, following the Closing, of the Company or any of its Subsidiaries, (ii) any agreement to hold any of their assets or, following the Closing, of the Company or any of its Subsidiaries separate, (iii) any agreement to license any portion of their business or assets or, following the Closing, of the Company or any of its Subsidiaries, (iv) any limitation to or modification of any of their businesses, services or operations or, following the Closing, of the Company or any of its Subsidiaries, and

(v) any other action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of their businesses, assets, product lines, properties or services or, following the Closing, of the Company or any of its Subsidiaries), in each case, as may be required by any applicable Governmental Entity in order to obtain approval for the Transactions prior to the Outside Date. Notwithstanding the provisions of this Section 6.3(e), neither any of the Parent Parties nor any of their respective Affiliates or SJL are required to commit to or effect (A) any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal or (B) any other restriction or action contemplated by this Section 6.3(e) if:

(I) in the case of clause (A), such action would require the sale, divestiture, lease, holding separate pending a sale or other transfer or disposal of the Company’s and its Subsidiaries’ non-molecular assay business line, molecular reagent business line or immunological reagent business line or a sale or other transfer or disposal of any assets, properties, businesses or product lines of the Parent Parties or their respective Subsidiaries representing, in the aggregate, more than $100,000,000 of annual revenue generated during the fiscal year ended December 31, 2021; or

(II) in the case of clause (B), such restriction or action, individually or taken together with all sales, divestitures, leases, holding separate pending a sale, transfers, disposals and other restrictions and actions contemplated by this Section 6.3(e), in the aggregate would, or would reasonably be expected to, have a materially adverse effect on the Company and its Subsidiaries, taken as a whole, or the Parent Parties and their Subsidiaries, taken as a whole.

Notwithstanding the provisions of this Section 6.3, neither a Parent Party nor the Company will be required to agree to any term or take any action in connection with receipt of consents under applicable Antitrust Laws or FDI Laws that is not conditioned upon consummation of the Merger.

Section 6.4 Notification of Certain Matters. Subject to applicable Law, the Company will give prompt notice to the Parent Parties, and the Parent Parties will give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger of the Party receiving such notice to be unsatisfied and (b) any material failure of the Company or any Parent Party, as the case may be, or any Representative of the Company or Parent Party, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 will not limit or otherwise affect the remedies available under this Agreement to the Party receiving such notice. The Company will promptly notify Parent of any written notice from any Person alleging that the consent of such Person in connection with a Material Contract is or may be required in connection with the Transactions.

Section 6.5 Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide, and will cause its Subsidiaries to provide, Parent and its Representatives, from time to time during the Interim Period, reasonable access during normal business hours to (a) the Company’s and its Subsidiaries’ respective properties (but excluding for purposes of any invasive, soil sample or below ground testing), books, Tax Returns and Tax records, Contracts, commitments, personnel and records and (b) such other information as Parent reasonably requests with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations, in each case, to the extent related to the consummation of the Transactions or the ownership or operation of the respective businesses of the Company and its Subsidiaries from and after the Closing. Notwithstanding the foregoing, neither the Company nor its Subsidiaries will be required to provide the Parent Parties or their Representatives with access to or to disclose information (i) that would result in the disclosure of any Trade Secrets of the Company or any of its Subsidiaries or third parties, (ii) that would result in the disclosure of competitively sensitive sales or marketing information of third parties or violate any of the Company’s or its Subsidiaries’ obligations with respect to confidentiality that is subject to the terms of a confidentiality or other agreement with a third party (provided that the Company notifies Parent of such confidentiality restrictions and, if requested by Parent, uses commercially reasonable efforts to cooperate with Parent to provide the information, in whole or in part, in a manner that would not violate the underlying confidentiality agreement), (iii) the disclosure of which would violate any Law (provided, that, if requested by Parent, the Company will use commercially reasonable efforts to cooperate with Parent to allow for such access or disclosure in a manner that does not result in such violation), (iv) that would result in the loss of attorney-client or other legal privilege (provided that, if requested by Parent, the Company will use commercially reasonable efforts to cooperate with Parent to provide the information in a manner that does not result in such loss of privilege), (v) that is competitively sensitive to the Company or its Subsidiaries (provided that the Parties will attempt to establish a clean team process to share such materials in a commercially reasonable manner) or (vi) except as otherwise expressly required by this Agreement, information that relates to (1) the negotiation of this Agreement, (2) the amount of the Merger Consideration or the valuation of the Company in connection with this Agreement, the Transactions or any other financial or strategic alternatives considered by the Company Board, (3) any Takeover Proposal, (4) any process the Company has conducted with any financial advisor or other communications with any Persons in connection therewith prior to the Agreement Date, or (5) the minutes of the meetings of the Company Board or any committee thereof discussing the Transactions or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board or any committee thereof, whether in connection with a specific meeting thereof or otherwise relating to such subject matter). The Company and its Subsidiaries will not be required to provide information in any format other than as then exists, or otherwise to manipulate or reconfigure any data regarding the Company’s or any of its Subsidiaries’ business, assets, financial performance or condition or operations. Notwithstanding anything contained in this Agreement to the contrary, (x) the Company will not be required to provide any access or make any disclosure pursuant to this Section 6.5 to the extent such access or information is reasonably pertinent to an Action where the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties and (y) the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law or as a result of COVID-19 or any COVID-19 Measures. No representation or warranty as to the accuracy of information provided pursuant to this Section 6.5 is made and the Parent Parties may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article III. All information provided will be governed by the terms of the Confidentiality Agreement.

Section 6.6 Publicity. The initial press release regarding the Merger will be a joint press release in a form previously agreed to by Parent and the Company and issued promptly after the execution and delivery of this Agreement by the Parties. Neither the Company nor the Parent Parties will (and Parent will cause SJL to not) issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement or the Transactions without the prior consultation of the other Party (with such consultation to include giving the other Party the opportunity to review and comment on such press release or other announcement and for the Party making such disclosure to consider in good faith the comments of such other Party), except (a) to the extent required by Law, (b) with respect to communications by the Company with any Company employees, (c) in connection with any dispute between the Parties regarding this Agreement or the Transactions, or (d) required by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity; provided, however, that the Company will not be required by this Section 6.6 to provide any such review or comment to the Parent Parties in connection with the receipt and existence of, or public release with respect to, a Takeover Proposal or a Change in Recommendation and matters related thereto. Notwithstanding anything to the contrary set forth in this Agreement, a Party may, without consultation with the other Party, issue one or more press releases or public statements and respond to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such press releases, public statements or other statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent Parties in compliance with this Section 6.6 that are consistent with prior press releases issued or public statements made in compliance with this Section 6.6 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 6.6 will prevent Parent Parties or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the Transactions.

Section 6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Parent Parties will, and will cause the Surviving Company to, indemnify and hold harmless each present and former director or officer of the Company and each of its Subsidiaries, or any other Person that is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, together with such person’s heirs, executors or administrators, (the “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person) or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director or officer of the Company or a Subsidiary of the Company or taken at the request of the Company or any of its Subsidiaries, in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law or that the Company would have been required under its articles of incorporation or code of regulations in effect on the Agreement Date (and made available to the Parent Parties), to indemnify such Indemnified Party. In addition, from the Effective Time until six years from the Effective Time, the Parent Parties will, and will cause the Surviving Company to, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnified Party under this Section 6.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.7) as incurred to the fullest extent that the Company would have been required under its articles of incorporation or code of regulations, in each case, as in effect on the Agreement Date, if the individual to whom expenses are advanced provides an undertaking to repay such advances if it is determined that such person is not entitled to be indemnified pursuant to this Section 6.7(a).

(b) From and after the Effective Time, the Surviving Company will assume all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made in accordance with the applicable provisions thereof will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, the Parent Parties, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the articles of incorporation and code of regulations or similar organizational documents of the Surviving Company to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the Agreement Date in the Company’s constituent documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

(c) For a period of six years from the Effective Time, the Parent Parties will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Company to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the Agreement Date, with respect to matters arising on or before the Effective Time covering without limitation the Merger and the other transactions contemplated hereby; provided, however, that after the Effective Time, the Parent Parties will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the Agreement Date in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for such amount; and provided further, that if the Surviving Company purchases a “tail policy” and the same coverage costs on an annual basis more than 300% of such last annual premium, the Surviving Company will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Merger and the transactions contemplated hereby; provided, however, that the Company will not pay an aggregate amount for such policy in excess of 300% of the current aggregate annual premium paid by the Company for the existing policy, and the Company will reasonably consult with Parent regarding the purchase of such “tail policy” prior to the purchase of such “tail policy”. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and the Surviving Company will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 6.7 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of the Parent Parties and the Surviving Company under this Section 6.7 may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.7 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party has consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies will be third party beneficiaries of this Section 6.7).

(e) In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, assume the obligations set forth in this Section 6.7.

Section 6.8 Parent and Company Compliance. Whenever this Agreement requires SJL to take any action or refrain from taking an action, such requirement will be deemed to include an undertaking on the part of each of the Parent Parties to cause SJL to take such action or refrain from such action. For purposes of this Section 6.8, SDB and Parent will be deemed to have the ability to control SJL and to cause it to take an action required to be taken under this Agreement. Whenever this Agreement requires Parent or Merger Sub to take an action or refrain from taking an action, such requirement will be deemed to include an undertaking on the part of SDB to cause each of Parent and Merger Sub (including by causing SJL to cause each of Parent or Merger Sub, as applicable) to take such action or refrain from such action and shall ensure that each of Parent and Merger Sub have sufficient resources in connection therewith. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement will be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

Section 6.9 Employee Matters.

(a) From the Effective Time until the first anniversary of the Closing Date, Parent will provide, or will cause to be provided, to each employee of the Company or any of its Subsidiaries who was an employee of the Company or its Subsidiaries as of immediately prior to the Effective Time (the “Company Employees”) (i) cash compensation that is no less favorable, in the aggregate, than the cash compensation provided to each such Company Employee immediately before the Effective Time, which shall be increased to reflect the annual grant value of any equity compensation that such Company Employee was eligible to receive prior to the Closing to the extent comparable long-term incentive compensation is not provided to such Company Employee following the Closing, (ii) health, welfare and retirement benefits that are no less favorable, in the aggregate, than the health, welfare and retirement benefits provided to each such Company Employee immediately before the Effective Time, and (iii) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such Company Employee immediately before the Effective Time.

(b) Parent will, and will cause the Surviving Company and its Subsidiaries to, maintain in effect and make payment under all annual bonus plans that were in effect as of immediately prior to the Closing for the fiscal year in which the Closing occurs without modification of the terms or performance criteria related thereto.

(c) Parent will cause the Surviving Company to maintain in effect the Company’s defined contribution 401(k) plan in accordance with past practice for the fiscal year in which the Closing occurs, including approving and effecting an employer profit sharing contribution for such fiscal year in an amount equal to 1.5% of adjusted operating income, to be allocated among eligible participants in accordance with the plan’s provisions.

(d) From and after the Closing, Parent will cause the Surviving Company to assume and perform the Company’s obligations under the Contracts set forth on Section 6.9(d) of the Company Disclosure Letter.

(e) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(f) Nothing in this Section 6.9 will (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates, including the Surviving Company, from amending or terminating any specific employee benefit plan or terminating the employment of any individual at any time and for any reason. The provisions of this Section 6.9 are solely for the benefit of the respective Parties and nothing in this Section 6.9, express or implied, will confer upon any Covered Employee, Company Employee, or any other Person (other than the Parties), any third party beneficiary or other rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.

Section 6.10 Merger Sub Approval. Immediately following the execution of this Agreement, Parent will execute and deliver, in accordance with Section 1701.54 of the OGCL and in its capacity as the sole shareholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

Section 6.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company Board or a duly authorized committee thereof will grant such approvals and will use reasonable best efforts to take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.12 Shareholder Litigation. In the event that any shareholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company and/or the members of the Company Board prior to the Effective Time, the Company will (i) promptly notify Parent and keep Parent informed with respect to the status thereof and (ii) provide Parent with the opportunity to participate (but not control) in the defense or settlement of such litigation and the right to review and comment on all material filings or responses to be made by the Company in connection with any such shareholder action.

Section 6.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 6.14 Section 16 Matters. The Company will use its commercially reasonable efforts to cause any dispositions of shares of Company Common Stock (including derivative securities) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.15 Financing Cooperation.

(a) Subject to the provisions of Section 6.15(b), the Company shall, and shall use commercially reasonable efforts to cause its Subsidiaries and their respective directors, officers and employees to, use commercially reasonable efforts, at the Parent Parties’ sole cost and expense, and as is reasonably requested by Parent in connection with a third party financing by a Parent Party to finance the Transaction (a “Financing”), to provide the following cooperation to the Parent Parties: (i) have the Company’s Chief Executive Officer, Chief Financial Officer or other appropriate senior officers participate in a reasonable number of telephonic meetings with the Financing Sources (and their respective advisors) at times to be mutually agreed, (ii) deliver possessory collateral (such as certificated equity and promissory notes) within its possession to the Financing Sources, subject to the occurrence of the Closing, (iii) facilitate the pledging of collateral for any such Financing, subject to the occurrence of the Closing, (v) request payoff letters, lien terminations and instruments of discharge, to be delivered on the Closing Date, of all Indebtedness of the Company and its Subsidiaries to be paid off on the Closing Date (including with respect to the Company Credit Agreement) in a customary form, (vi) furnish to the Parent Parties and their Financing Sources all reasonable documentation and other information required by Governmental Entities with respect to such Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, at least three Business Days prior to the Closing, to the extent requested in writing at least ten Business Days prior to the Closing, and (vii) execute and deliver credit agreements, notes, pledge and security documents, landlord waivers, estoppels, consents, and approvals and other definitive financing documents or other requested certificates or documents (excluding solvency certificates) requested by Parent in connection with the closing of any such Financing (in each case, subject to the occurrence of the Closing). The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with a Financing; provided, however, that such logos are used solely in a manner that is neither intended, nor reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or their respective marks.

(b) Notwithstanding anything to the contrary in this Agreement, the Company, its Subsidiaries and their respective directors, officers and employees shall not be required (i) to take any action or provide any assistance to the Parent Parties that would unreasonably interfere with the ongoing operations of the Company and its Subsidiaries in the Company’s reasonable judgment; (ii) to execute or deliver any certificate, document, instrument or agreement (other than customary authorization and representation letters) that is effective prior to the Closing (other than W-9s and other documents necessary to satisfy PATRIOT Act requirements); (iii) to pay any commitment or other fee, make any other payment, reimburse any expenses or otherwise incur any liabilities or give any indemnities in connection with the Financing prior to the Closing; (iv) to take any action or provide any information that will conflict with or violate its organizational documents, any Contract by which such Person is bound or is not otherwise required to be provided or delivered pursuant to Section 6.5 or that is subject to attorney-client privilege); (v) to take any action or provide any assistance that would reasonably be expected to result in personal liability to a director, officer or employee or cause any representation or warranty of the Company in this Agreement to be breached or to become inaccurate; (vi) to take any action or provide any assistance that involves preparing or providing to the Parent Parties or any Financing Sources any financial statements or other information that is not reasonably available to, or may not be readily produced from their books and records, or obtainable by, the Company; or (vii) to provide, and Parent shall be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) any projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (D) any subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (E) any Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, or (F) any solvency certificate or similar certification or representation. The Parent Parties shall (1) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket external attorneys’ fees) incurred by the Company, any of its Subsidiaries, or any of its or their respective directors, officers or employees in connection with providing the assistance contemplated by this Section 6.15 and (2) indemnify and hold harmless the Company, each Subsidiary of the Company, and its and their respective Representatives from and against any and all liabilities, costs and losses suffered or incurred in connection with (x) the arrangement of the Financing and any information used in connection therewith, including providing the cooperation contemplated by this Section 6.15, and (y) any misuse of the logos or marks of the Company or any of its Subsidiaries, whether by the Parent Parties, a Financing Source, any of their respective Representatives, or any other Person in connection with the Financing. Notwithstanding anything to the contrary set forth in this Agreement, in no event will the Parent Parties have any recourse for a breach of this Section 6.15 by the Company, any of its Subsidiaries or any of its or their respective directors, officers or employees, including the ability to assert a breach of this Section 6.15 as the basis of the failure of a condition to the Closing set forth in Article VII, other than a willful and material breach that has been the primary cause of the Financing not being obtained and that is not cured within 5 Business Days after Parent delivers to the Company a written notice of such breach describing in reasonable detail the circumstances of such breach. For purposes of this Agreement (i) “Financing Source” means each Person (including each agent and arranger, but excluding the Parent Parties, SJL, any guarantor of the obligations of any of the Parent Parties, and any of their respective Affiliates or Representatives), that has committed to provide, arrange or otherwise entered into agreements in connection with such Financing, including any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto; and (ii) “Financing Source Party” means each Financing Source together with each former, current and future Affiliate thereof and each former, current and future officer, director, manager, employee, partner, controlling person, advisor, attorney, agent and representative thereof and the heirs, executors, successors and assigns of any of the foregoing. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall any of the Parent Parties, SJL, or any guarantor of the obligations of any of the Parent Parties, or any of their respective Affiliates or Representatives constitute Financing Source Parties.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company and the Parent to the extent permitted by applicable Law:

(a) Shareholder Approval. The Shareholder Approval has been obtained.

(b) Governmental Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act and under any Antitrust Laws applicable to the Merger in the jurisdictions set forth in Section 7.1(b) of the Company Disclosure Letter has expired or been terminated, (ii) all filings with Governmental Entities set forth in Section 7.1(b) of the Company Disclosure Letter have been made and all Permits and Orders set forth in Section 7.1(b) of the Company Disclosure Letter have been obtained and (iii) all other filings, Permits, Orders, and expirations of waiting periods, in each case, that are imposed or required by any Governmental Entity under Antitrust Laws or FDI Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement shall have been made, obtained or lapsed, as applicable, other than such filings, Permits, Orders and expirations the failure of which to be made, obtained or lapsed, as applicable, would not, individually or in the aggregate, be materially adverse to (A) the Company and its Subsidiaries, taken as a whole, or (B) SDB and its Subsidiaries taken as a whole.

(c) No Injunctions or Restraints. (i) There shall not have been issued by a Governmental Entity of competent jurisdiction, and remain in effect, any temporary restraining Order, preliminary or permanent injunction or other Order (“Restraint”) preventing consummation of the Merger in those jurisdictions in which the Company or SDB has material business operations and (ii) no Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger in those jurisdictions in which the Company or SDB has material business operations.

Section 7.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Merger is further subject to the satisfaction, or waiver by the Parent to the extent permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth herein are true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, other than the representations and warranties set forth in (i) Section 3.1(a) (Organization), Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.20 (Opinion of Financial Advisor), Section 3.21 (Brokers or Finders) and Section 3.22 (State Takeover Statutes), which must be true and correct in all material respects as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date), and (ii) Section 3.4(a) (Capitalization), which must be true and correct in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Company. The Company has performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d) Officer’s Certificate. The Company has furnished the Parent Parties with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) DOJ Investigation. (i) No Specified Outcome shall have occurred and is continuing to occur and no Specified Outcome is reasonably likely to occur, and (ii) the Company or its Representatives shall have received the DOJ’s position (either in writing or orally) of the potential liability, including the potential causes of actions, the Company or any its Subsidiaries may face as a result of the DOJ Investigation.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company to the extent permitted by applicable Law, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth herein are true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifications contained therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Parent Material Adverse Effect, other than the representations and warranties set forth in Section 4.1(a), (Organization), Section 4.2 (Authorization; Validity of Agreement; Necessary Action), Section 4.10 (No Vote of Parent Party Stockholders; No Voting Interest) and Section 4.11 (Brokers or Finders), which must be true and correct in all material respects as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Parent Parties. Each Parent Party has performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. Parent has furnished the Company with a certificate dated the Closing Date signed on its behalf by its chief executive officer to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Parent Parties nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such Party’s breach of its obligations under this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) by either Parent or the Company if:

(i) the Merger has not been consummated on or before 11:59 p.m. Eastern Time January 6, 2023 (the “Outside Date”); provided, however, that:

(A) if (x) the Effective Time has not occurred by the initial Outside Date by reason of nonsatisfaction of the conditions set forth in Section 7.1(b) or Section 7.1(c) (solely if the applicable Restraint relates to any Antitrust Laws or FDI Laws) and (y) all other conditions in Article VII have theretofore been satisfied or (to the extent permitted by applicable Law) waived (except for those conditions that are by their nature to be satisfied at Closing), the Outside Date will automatically be extended to be 11:59 p.m. Eastern Time on April 6, 2023 (the “First Outside Date Extension”), and such date as so extended, will be the Outside Date;

(B) if (x) the Effective Time has not occurred by the First Outside Date Extension by reason of nonsatisfaction of the conditions set forth in Section 7.1(b) or Section 7.1(c) (solely if the applicable Restraint relates to any Antitrust Laws or FDI Laws) and (y) all other conditions in Article VII have theretofore been satisfied or (to the extent permitted by applicable Law) waived (except for those conditions that are by their nature to be satisfied at Closing), the Outside Date will automatically be further extended to be 11:59 p.m. Eastern Time on July 6, 2023, and such date as so extended, will be the Outside Date; and

(C) the right to terminate this Agreement pursuant to this Section 8.1(b)(i) will not be available to any Party that has breached any provision of this Agreement (including Section 6.3), in each case, where such breach primarily caused the failure to consummate the Merger;

(ii) any Restraint which is final and nonappealable has been issued or taken permanently restraining or otherwise prohibiting or making illegal the consummation of the Merger such that the condition set forth in Section 7.1(c) cannot be satisfied; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) has complied in all material respects with its obligations under this Agreement (including Section 6.3) with respect to preventing the entry of and to removing such Restraint; or

(iii) if the Shareholders Meeting (including any adjournments and postponements thereof) concluded without the Shareholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares;

(c) by the Company:

(i) prior to the receipt of the Shareholder Approval, in order to concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal; provided that the Company has complied with its obligations in Section 5.2 in connection with such Superior Proposal in all material respects, and substantially concurrently with, and as a condition of, such termination, paid the Company Termination Fee to Parent pursuant to Section 8.2(b);

(ii) if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) which is not cured prior to the earlier of (1) the Outside Date and (2) 30 days following written notice of such breach to Parent; provided that (x) the Company has given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days prior to the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(ii) and the basis for such termination and (y) the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii) if (A) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided that each such condition is then capable of being satisfied at a Closing on such date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived, (B) the Company has confirmed to Parent in writing that the Company is ready, willing and able to consummate the Merger, and (C) the Parent Parties fail to consummate the Merger within five Business Days after the later of (1) the date the Closing should have occurred pursuant to Section 1.2 and (2) the delivery by the Company to Parent of such notice; or

(d) by Parent:

(i) prior to the time at which the Company receives the Shareholder Approval, within 10 Business Days after the Company Board or committee thereof has made a Change in Recommendation;

(ii) if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) which is not cured prior to the earlier of (1) the Outside Date and (2) 30 days following written notice to the Company; provided that (x) Parent has given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days prior to the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d)(ii) and the basis for such termination; and (y) Parent will not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii) following the occurrence of any Specified Outcome; provided, that in the event that the Company provides written notice to Parent of such occurrence, the termination right under this Section 8.1(d)(iii) must be exercised within five Business Days following the receipt of such notice by Parent.

A terminating Party must provide written notice of termination to the other Parties specifying with reasonable particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating Party in connection with a termination, a terminating Party may rely on any and all available provisions in this Section 8.1 for any such termination.

Section 8.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 8.1, this Agreement will become void and of no effect with no liability on the part of any Party (or any stockholder, director, officer, employee or Representative of such Party); provided, however, that the provisions of Section 6.6, this Section 8.2, Article IX and Article X and the provisions of the Confidentiality Agreement will survive such termination; provided further, however, no Party will be relieved or released from liability for damages of any kind arising out of any (i) Willful Breach of any of its representations and warranties, covenants or other agreements contained in this Agreement or (ii) Fraud.

(b) If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 8.1(d)(i) or if either Parent or the Company terminates this Agreement for any reason at such time as Parent could have terminated this Agreement pursuant to Section 8.1(d)(i), (ii) by Parent pursuant to Section 8.1(d)(ii) due to a breach of Section 5.2, (iii) by the Company pursuant to the provisions of Section 8.1(c)(i), or (iv) by either Parent or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii), and in the case of any termination pursuant to this clause (iv), (A) prior to such termination any Person publicly announces a Takeover

Proposal or a Takeover Proposal becomes publicly known (which prior to such termination, in the case of a termination pursuant to Section 8.1(b)(i), or at least three Business Days prior to the Company Shareholder meeting, in the case of a termination pursuant to Section 8.1(b)(iii), has not been withdrawn), and (B) at any time on or prior to the 12-month anniversary of such termination the Company consummates a transaction that constitutes a Takeover Proposal with such Person or enters into a definitive agreement with respect to a Takeover Proposal with such Person (provided that solely for purposes of this Section 8.2(b)(iv)(B), the term “Takeover Proposal” has the meaning set forth in the definition of Takeover Proposal except that all references to 20% will be deemed references to 50%), then (in any of the foregoing clauses (i) – (iv)), the Company will pay to Parent the Company Termination Fee in cash by wire transfer (to an account designated by Parent) in immediately available funds (x) in the case of such termination by Parent, within two Business Days after such termination, (y) in the case of such termination by the Company, prior to or substantially concurrently with such termination; provided, however, in the case of clause (iv) of this Section 8.2(b), the Company will pay the Termination Fee upon the first to occur of the consummation of, or entry into a definitive agreement with respect to, the Takeover Proposal that is the subject of Section 8.2(b)(iv)(B). “Company Termination Fee” means a cash amount equal to $45,960,000. In no event will Parent be entitled to the Company Termination Fee on more than one occasion.

(c) The Company and the Parent Parties each acknowledge that the agreements contained in Section 8.2(b) are integral parts of the Transactions, and that, without these agreements, the Company and the Parent Parties would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b), and, in order to obtain such payment, any Parent Party commences a claim, action, suit or other proceeding that results in a judgment against the Company, the Company will pay to Parent interest on such amount from and including the date payment of such amount was due to (but excluding) the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1%, together with reasonable legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.

(d) Notwithstanding anything to the contrary in this Agreement (including Section 8.2(a)), Parent’s receipt of the Company Termination Fee from the Company will constitute liquidated damages, and from and after payment of such Company Termination Fee as described in Section 8.2(b), the Company will have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby.

(e) Notwithstanding anything to the contrary in this Agreement, each Party is entitled to contemporaneously seek both specific performance pursuant to Section 9.11 and the payment of monetary damages (including in connection with the provisions of Section 8.2(a)) as alternative remedies for a breach of this Agreement by (i) the Parent Parties in the case of the Company or (ii) the Company in the case of the Parent Parties, provided, however, that no Party will be entitled to receive both a grant of specific performance requiring consummation of the Transactions (pursuant to which the Merger actually occurs) pursuant to Section 9.11 and payment of monetary damages pursuant to Section 8.2(a) with respect to the another applicable Party’s failure to consummate the Transactions when required pursuant to Section 1.2.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Waivers. Subject to applicable Law and the rules and regulations of Nasdaq, and in accordance with the immediately following sentence, this Agreement may be amended by the Parties at any time prior to the Closing Date, whether before or after adoption of this Agreement by the shareholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the Parties. At any time prior to the Effective Time, any Party may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of another Party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by another Party with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement will survive after the Effective Time. This Section 9.2 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. Except as specifically provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the Party incurring such fees, costs and expenses. Notwithstanding the foregoing and for purposes of clarity, Parent shall solely be responsible for the payment of all filing fees that become due and payable to any Governmental Entity pursuant to Antitrust or FDI Laws.

Section 9.4 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement must be in writing and will be deemed to have been duly given (a) when delivered, if delivered in person, (b) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery) or (c) on the date transmitted if sent by email (but only if confirmation of receipt of such e-mail is requested and received (not including email replies automatically generated by the recipient’s email system); provided that each notice Party will use commercially reasonable efforts to confirm receipt of any such email correspondence promptly upon receipt of such request), in each case, as follows (or to such other address as any Party provides by like notice to the other Parties):

(a) if to any Parent Party, to:

c/o SJL Partners, LLC

26F Seoul Finance Center

136 Sejong-daero, Jung-gu

Seoul, 04520, Korea

Telephone No.: +82-2-6911-9701

Email: slee@sjlpartners.com, jppark@sjlpartners.com

Attention: Sungjae Lee, JP Park

c/o SD Biosensor, Inc.

Giheung ICT-Valley A-dong

58 Giheung-ro, Giheung-gu

Yongin, 16976, Korea

Telephone No.: +82-31-300-0400

Email: eunhae-yi@sdbiosensor.com; yhk@sdbiosensor.com

Attention: Eunhae Yi, HK Yu

with a copy to:

Paul Hastings, LLP

33/F W Tower, Mirae Asset Center 1

26, Eulji-ro 5-gil, Jung-gu

04539

Republic of Korea

Telephone No.: +82 2 6321 3810

Email: iksookim@paulhastings.com

Attention: Iksoo Kim

and

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Telephone No.: +1(212) 318-6670

Email: robertleung@paulhastings.com

Attention: Robert W. Leung

(b) if to the Company, to:

Meridian Bioscience, Inc.

3471 River Hills Dr

Newtown, OH 45244

Telephone No.: +1(513)271-3700

Email: Jack.Kenny@meridianbioscience.com

Attention: Jack Kenny, Chief Executive Officer

with a copy to:

Jones Day

250 Vesey Street

New York, NY 10281

Telephone No.: +1(212) 326-3409

Email: jpdougherty@jonesday.com

Attention: James P. Dougherty

and

Jones Day

3131 Michaelson Drive

Irvine, California 92612

Telephone No.: +1(949) 891-3939

Email: jbeeson@jonesday.com

Attention: Jonn R. Beeson

and

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

Telephone No.: +1(513) 579-6400

Email: jjansing@kmklaw.com; freuter@kmklaw.com

Attention: James M. Jansing; F. Mark Reuter

Notwithstanding anything in this Agreement to the contrary, any notice given in accordance with the foregoing clauses (a) or (b) of this Section 9.4 will only be effective if a duplicate copy of such notice is also given by email in the method described in this Section 9.4.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures delivered via DocuSignTM, facsimile or PDF counterpart shall be binding upon the Party so delivering such a signature, regardless of whether originally executed signatures are subsequently delivered.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, (which provisions may be enforced directly by Indemnified Parties) and Section 8.2, is not intended to and does not confer upon any Person other than the Parties and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the holders of Shares to receive the Merger Consideration after the Closing and the right of the holders of Options and Share Units to receive the amounts set forth in respect thereof pursuant to Section 2.3 (claims with respect to which may not be made unless and until the Effective Time has occurred) and (ii) the right of the Company on behalf of its security holders to enforce the provisions of, and pursue damages in respect of breaches of, this Agreement subject to and in accordance with the terms hereof, which damages will be deemed to have been suffered by the Company and are not limited to reimbursement of expenses or out-of-pocket costs. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.

Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible and the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however that the Parent Parties may collaterally assign this Agreement for the benefit of financing sources, provided that such assignment shall not relieve any Parent Party of any of its obligations or liabilities under this Agreement or otherwise modify or limit any of such obligations or liabilities or expand in any manner the obligations or liabilities of the Company or any of its Subsidiaries under this Agreement. Any attempted assignment in violation of this Section 9.8 will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.9 Governing Law. The matters contained in Article I and Article II shall be governed by the OGCL, including matters relating to the filing of the Certificate of Merger, the effects of the Merger, the rights of holders of Dissenting Shares and all determinations as to Dissenting Shares, and all matters relating to the fiduciary duties of the Company Board shall be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. Except as set forth in the preceding sentence, this Agreement and all disputes, claims, controversies or causes of action (whether in tort, contract or otherwise) based upon, arising out of or relating to this Agreement or to the negotiation, execution, breach, termination, enforcement, interpretation or validity of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) are governed by and will be construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 9.10 Dispute Resolution.

(a) All disputes, claims, controversies or causes of action (whether in tort, contract or otherwise) based upon, arising out or relating to this Agreement or to the negotiation, execution, breach, termination, enforcement, interpretation or validity of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), and including the determination of the scope or applicability of this Agreement to arbitrate, will be determined by binding arbitration seated in New York City, New York. The arbitration will be conducted in English in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”), as modified in this Section 9.10.

(i) The parties agree that Expedited Procedure Rules set forth in Article 30 and Appendix VI of the ICC Rules shall apply. In addition, the Parties agree that the claimant in any arbitration shall have the right to select the use of those Expedited Procedure Rules in any arbitration, regardless of the amount in controversy, at its sole election.

(ii) The arbitration shall be conducted before three arbitrators (each, an “Arbitrator” and collectively, the “Tribunal”). One Arbitrator shall be selected by the Company and one Arbitrator by Parent. The third Arbitrator (the “Chair”) shall be selected by the other two Arbitrators, or by the ICC if the two Party-nominated Arbitrators cannot agree on the Chair within 10 Business Days following the date on which a third Arbitrator was nominated in writing by one of the two Party-nominated Arbitrators and noticed to the other of the two-Party nominated Arbitrators.

(iii) The Tribunal or the Chair will have the power to order hearings and meetings to be held in such place or places as he or she or they deem in the interests of reducing the total cost to the Parties of the arbitration.

(iv) The Tribunal will have the power to order any remedy, including monetary damages, specific performance and all other forms of legal and equitable relief, except that the tribunal will not have the power to order punitive damages.

(v) The Tribunal shall apply in the arbitration, in addition to the ICC Rules of Arbitration, the IBA Rules on the Taking of Evidence in International Arbitration.

(vi) The Tribunal may appoint expert witnesses only with the consent of all of the Parties to the arbitration.

(vii) The award rendered by the Tribunal shall be final and binding on the parties to the arbitration and enforceable in any court of competent jurisdiction. In conducting such proceedings, the Parties will exercise their reasonable best efforts to disclose publicly only the minimum amount of information concerning the arbitration as is required to obtain such acceptance or order.

(viii) Except as required by Law (including the rules of any stock exchange on which a Party is traded), as reasonably necessary to provide to a Party’s own independent auditors or insurers, or in proceedings seeking the enforcement or vacatur of an arbitral award, no Party may disclose the existence, contents or results of an arbitration brought in accordance with this Agreement, or the documents presented and evidence produced by its opposing Parties, or any analyses or summaries derived from such evidence. Without limiting the foregoing, to the extent permitted by Law, the arbitration shall be considered and treated by the Parties as a confidential proceeding.

(b) Each Party hereby agrees that this Agreement does not preclude any Party from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction, in addition to through the interim and emergency relief procedures prescribed by the ICC Rules.

(c) Delivery of process or other papers in the manner provided in Section 9.4 (Notices) in connection with any Action under this Agreement or in such other manner as may be permitted by Law will be valid and sufficient service thereof, and each Party irrevocably waives any defenses it may have to service in such manner.

(d) The Parties acknowledge that, for the avoidance of doubt, in no event is anything in this Section 9.10 intended to limit, or shall be construed to limit, in any manner, the Parties’ rights to seek specific performance as set forth in Section 9.11.

Section 9.11 Specific Performance. The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and agree that each Party will be entitled to, in accordance with the provisions of this Agreement, an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement. The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any of the Parties, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parties under this Agreement. The Parties further agree that (x) by seeking the equitable remedy of specific performance, a Party will not waive in any respect its right to seek any other form of relief that may be available to a Party under this Agreement or the Confidentiality Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the equitable remedy of specific performance is not available or otherwise is not granted, and (y) nothing set forth in this Section 9.11 will require any Party to institute any proceeding for (or limit any Party’s right to institute any Action for) specific performance under this Section 9.11 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor will the commencement of any Action pursuant to this Section 9.11 or anything set forth in this Section 9.11 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies that may be available then or thereafter.

ARTICLE X

DEFINITIONS; INTERPRETATION

Section 10.1 Cross References. Each of the following terms is defined in the section set forth opposite such term.

Term	Section
Agreement	Preamble
Agreement Date	Preamble
Applicable Date	3.5(a)
Arbitrator	9.10(a)(ii)
Articles of Incorporation	1.5
Benefit Plan	3.12(a)
Book-Entry Shares	2.1(a)
Cancelled Shares	2.1(b)
Certificate	2.1(a)
Certificate of Merger	1.3
Chair	9.10(a)(ii)
Change in Recommendation	5.2(e)
Closing	1.2
Closing Date	1.2
Company	Preamble
Company Acquisition Agreement	5.2(a)
Company Board	Recitals
Company Disclosure Letter	Article III
Company Employees	6.9(a)
Company Financial Statements	3.5(a)
Company Measurement Date	3.4(a)
Company Permits	3.8(a)
Company Plan	3.12(a)
Company Preferred Stock	3.4(a)
Company Recommendation	3.2(c)
Company SEC Documents	3.5(a)
Company Termination Fee	8.2(b)
Covered Employees	3.12(a)
Dissenting Shares	2.4
Effective Time	1.3
Eligible Shares	2.1(a)
ERISA	3.12(a)
Employees	3.13(a)
FDA	3.19(b)
FDA Permits	3.19(b)
Financing	6.15(a)

Term	Section
Financing Source	6.15(b)
Financing Source Party	6.15(b)
First Outside Date Extension	8.1(b)(i)(A)
GAAP	3.5(a)
General Enforceability Exceptions	3.2(a)
Governmental Entity	3.3(a)
HSR Act	3.3(a)
ICC	9.10(a)
Indemnified Party	6.7(a)
Interim Period	5.1(a)
Intervening Event	5.2(g)
Material Contract	3.9(a)(xiii)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Nasdaq	3.3(a)
New Plans	6.9(e)
Non-US Plan	3.12(a)
OGCL	Recitals
Old Plans	6.9(e)
Option	2.3(a)
Option Cash Payment	2.3(a)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Parties	Preamble
Parties	Preamble
Party	Preamble
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Permit	3.8(a)
Proxy Statement	3.10
Regulations	1.5
Restraint	7.1(c)
Rights	3.4(a)
Safety Notices	3.19(g)
Sanctioned Jurisdiction	3.8(b)
Sanctioned Persons	3.8(b)
SDB	Preamble
Second Request	6.3(c)
Share Unit	2.3(b)
Share Unit Payment	2.3(b)
Shareholder Approval	3.2(b)
Shareholders Meeting	6.2(a)
Significant Customers	3.25
Significant Suppliers	3.25

Term	Section
SJL	Recitals
SOX	3.5(a)
Surviving Company	Recitals
Takeover Proposal	8.2(b)
Takeover Statutes	3.22
Tribunal	9.10(a)(ii)

Section 10.2 Certain Terms Defined. The following terms have the meanings set forth below for purposes of this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions and contains provisions no less restrictive of the Person counterparty to the Company thereto than those included in the Confidentiality Agreement (provided, however, that any such confidentiality agreement shall not be required to contain any standstill provisions).

“Action” means any civil, criminal, administrative or other similar proceeding, litigation, audit, arbitration, examination, hearing, demand, claim, action, suit, proceeding or similar action (whether at Law or in equity) by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday, Sunday or a day on which banks in (i) New York, New York or (ii) Seoul, Republic of Korea, are authorized or obligated by Law or Order to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136).

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means the Common Stock, no par value per share, of the Company.

“Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of October 25, 2021, by and among the Company, the guarantors party thereto, the lenders party thereto, PNC Bank, National Association, as Administrative Agent, PNC Capital Markets LLC, as Joint Lead Arranger and Sole Bookrunner, and Fifth Third Bank, National Association, as Joint Lead Arranger and Syndication Agent, as amended, restated, amended and restated, supplemented, refinanced, renewed, replaced, waived or otherwise modified from time to time.

“Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that has had a material adverse effect on the assets, liabilities, business, results of operations or financial condition of the Company, its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences, either individually or in the aggregate, to the extent attributable to:

(a)	changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;

(b)	any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity;

(c)	changes or proposed changes in Law or GAAP or other accounting methods;

(d)

changes in conditions in financial markets, credit markets or capital markets, including (i) changes in interest rates or credit ratings; (ii) changes in exchange rates for the currencies of any country or (iii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(e)	changes in conditions in the principal industries in which the Company and its Subsidiary conduct business;

(f)

any geopolitical conditions, the outbreak of hostilities, acts of war, sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Entity), terrorism or military actions (including any continuation, escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(g)

earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions, and other force majeure events;

(h)

the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with its employees, suppliers, lessors, partners, vendors, customers, regulators, Governmental Entities or any other third-Person (other than compliance by the Company and its Subsidiaries with their obligations in Section 5.1(a)); provided, that this clause (h) shall not apply to any representation or warranty (or condition to the consummation of the Merger relating to such representation or warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the pendency or consummation of the Transactions (including the Merger);

(i)

any action taken or refrained from being taken by the Company or any of its Subsidiaries at the written request of Parent or which Parent has expressly approved or consented to in writing following the Agreement Date or which the Company or such Subsidiary of the Company did not take on account of withheld consent from Parent where Parent’s consent is required by the express terms of this Agreement;

(j)

any failure by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of the Company’s revenue, earnings or other financial performance or results of operations for any period; (it being understood that the underlying cause of any such failure in the foregoing may be taken into account in determining whether there has been a Company Material Adverse Effect);

(k)

any decline in the market price of the Shares (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the Shares may be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect);

(l)

the identity of, or any facts or circumstances relating to, any of the Parent Parties or SJL, or the Affiliates thereof, the Financing Sources of or investors in any of the foregoing, or the respective plan or intentions of any of the foregoing, with respect to the Company, its Subsidiaries or their business;

(m)	any breach by a Parent Party of this Agreement;

(n)	any litigation arising from allegations of any breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Transactions; and

(o)	the availability or cost of equity, debt or other financing to the Parent Parties or their Affiliates,

except, in each case of clauses (a) through (g), to the extent that such fact, circumstance, event, change, effect or occurrence has had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries, geographies or segments in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Product” means, as of any date of reference, any product that is being developed, manufactured, marketed, sold or distributed by the Company or any of its Subsidiaries.

“Company Stock Plans” means the Company’s (i) 2012 Stock Incentive Plan, which became effective on January 25, 2012 and (ii) 2021 Omnibus Award Plan, which became effective on January 27, 2021, each as may be amended from time to time.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated March 3, 2022, between the Company, SDB and SJL.

“Contract” means any legally binding agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other instrument (whether written or oral).

“Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof) or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means, as applicable to a Party or its Subsidiaries, (i) any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and (ii) such other measures taken by such Party and/or any of its Subsidiaries to the extent determined in good faith by such Party to be reasonably necessary to avoid or mitigate material risk of physical injury or harm to any human Person (or to otherwise protect or preserve the health or safety of any human Person) or a material financial loss or damage to such Party or its Subsidiaries in connection with or in response to COVID-19 or any other global or regional health event.

“Data Protection Laws” means all applicable Laws pertaining to data protection, data privacy, data security, cybersecurity and cross-border data transfer.

“Data Protection Orders” means Orders issued or applicable to the collection, access, use, storage, disclosure, transmission or cross-border transfer of Personal Information.

“Data Protection Requirements” means (i) Data Protection Laws; (ii) Privacy Policies, and (iii) Data Protection Orders.

“DOJ” means the U.S. Department of Justice.

“DOJ Investigation” means the investigation of the Magellan’s LeadCare product line by the DOJ, as reflected in the subpoena to Magellan Diagnostics, Inc. dated April 16, 2018.

“Encumbrance” means any pledge of real or personal property, mortgage, lien, deed of trust, right of retention, ownership right, easement or right of way, security interest, restriction on use, hypothecation, right of others, adverse claim, title defect, title retention agreement, voting trust agreement, option, installment purchase agreement, right of first refusal, right of preemption or right of acquisition, or other restriction or limitation of any kind.

“Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the use, handling, presence, treatment, storage or disposal of, or to the protection of human health from exposure to, Materials of Environmental Concern.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FDI Laws” means (a) Section 721 of the Defense Production Act of 1950, as amended, including all implementing Laws thereof, including those authorizing review of transactions by CFIUS, and (b) all applicable non-U.S. Laws relating to new investments and national security or defense matters in any country where the Company or any of its Subsidiaries do business, including the Foreign Exchange Transactions Act of Korea and regulations thereunder.

“Federal Healthcare Program” shall have the meaning set forth in 42 U.S.C. § 1320a-7b(f).

“Fraud” means a Party’s actual and intentional common law fraud under the Laws of the State of New York, as finally determined in a non-appealable Order by a court of competent jurisdiction, in the making of the representations and warranties contained in Article III or Article IV. For purposes of this Agreement, “Fraud” does not and will not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“Health Care Laws” means all federal, state, local and foreign healthcare Laws applicable to the research, design, development, testing, production, manufacture, packaging, pricing, marketing, advertising, promotion, labeling, sale, storage, distribution, import/export, coverage or reimbursement of Company Products, including (i) the Federal Food, Drug, and Cosmetic Act, as amended (21 U.S.C. § 301 et seq.); (ii) the Controlled Substances Act (21 U.S.C. § 801 et seq.); (iii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iv) all applicable federal, state, local and all applicable foreign health care related fraud and abuse, false claims, and anti-kickback laws, including the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and similar gift and disclosure Laws, the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. § 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), Laws pertaining to privacy, data protection and information security, and the regulations promulgated pursuant to such statutes; (v) state Laws relating to the manufacture, sale and distribution of medical products; (vi) Medicare (Title XVIII of the Social Security Act) and (vii) Medicaid (Title XIX of the Social Security Act); (viii) TRICARE (10 U.S.C. § 1071 et seq.); (ix) the Clinical Laboratory Improvement Amendments of 1988, as amended (42 U.S.C. § 263a); (x) any state or non-U.S. counterpart thereof; and (xi) the regulations promulgated pursuant to such laws identified in subparts (i) to (x).

“Improper Payment Laws” means the United States Foreign Corrupt Practices Act of 1977 and any rules or regulations thereunder, the United Kingdom Bribery Act of 2010, any legislation implementing the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and any other applicable Law regarding anti-bribery or illegal payments or gratuities.

“Incidental IP Contracts” means (i) any Contracts that contain non-exclusive licenses, sublicenses, or similar grants to Intellectual Property entered into between a Person and its service providers, customers or vendors (or prospective service providers, customers or vendors) where such licenses, sublicenses, or grants are not a primary basis for the arrangement between the parties to the Contract and are merely incidental to such arrangement, (ii) any Contracts of the Company or any of its Subsidiaries with any of its shareholders, directors, officers, employees, contractors or other representatives relating to services performed by such individuals to the Company or any of its Subsidiaries (and do not include any licenses, sublicenses, releases, covenants, or other rights with respect to Intellectual Property granted by the Company or any of its Subsidiaries other than as necessary to perform such services or such licenses, sublicenses or similar grants covered the foregoing clause (i)), or (iii) any Contracts that include non-exclusive licenses for generally commercially available Software costing less than $250,000, in each case of clauses (i) through (iii) that are entered into in the ordinary course of business.

“Indebtedness” means all indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), other than indebtedness for borrowed money between the Company and any wholly owned Subsidiaries of the Company or between wholly owned Subsidiaries of the Company, including (a) indebtedness evidenced by bonds, notes, debentures, letters of credit, performance bonds, banker’s acceptances or similar instruments, (b) obligations to make payments under capitalized leases, (c) obligations to make payments in respect of interest rate swaps, foreign exchange or commodity agreements or other similar hedging arrangements (other than foreign exchange hedges entered into with respect to nonmonetary assets or liabilities reflected on the consolidated balance sheet of the Company and its Subsidiaries), and (d) obligations to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Company or any of its Subsidiaries.

“Intellectual Property” means United States or foreign intellectual property, including (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (ii) Trademarks, (iii) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (iv) Trade Secrets, (v) Software (including databases and related documentation), (vi) uniform resource locators, web site addresses, Internet domain names, social media accounts and handles, and registrations therefor, (vii) moral and economic rights of authors and inventors, and (viii) all other intellectual property or proprietary rights whether now known or hereafter recognized in any jurisdiction.

“International Trade Laws” means: (a) U.S. customs and import Laws administered by U.S. Customs and Border Protection or the U.S. Department of Commerce, (b) U.S. export control Laws administered by the U.S. Department of Commerce or the U.S. Department of State, (c) economic and financial sanctions administered by OFAC, the U.S. State Department, the United Nations, Canada, the European Union, the United Kingdom or any or any other relevant Governmental Entity, (d) the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and (e) export, import and customs Laws of other countries in which the Company has conducted and/or currently conducts business.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, as well as all associated documentation.

“Knowledge” means (i) with respect to the Parent Parties, the actual knowledge (without independent inquiry or investigation) of any one or more of Tae-Yeong Heo (President, Co-CEO, Director & Head-Sales of SDB), Ho-Kyoung Yu (Head-M&A division of SDB), Eunhae-Yi (Head-Legal division of SDB) and Stephen Sukjung Lim (Chairman and Managing Partner of SJL), and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2 of the Company Disclosure Letter.

“Law” means any international, national, federal, state or local law, including common law, statute, code, ordinance, constitution, treaty, convention, regulation or rule or other similar requirements of any Governmental Entity.

“Leased Real Property” means the real property that is the subject of the applicable Lease.

“Leases” means all leases, subleases or other occupancy arrangement pursuant to which the Company or any of its Subsidiaries is a party or has a right to use the real property owned by another Person as of the Agreement Date.

“made available”, when used with respect to any information, material, data, document or other item of disclosure (i) relating to the Company or its Subsidiaries, means such information, material, data, document or other item of disclosure in the form provided by the Company or its Representatives as of (A) uploaded to the virtual data room entitled “Madeira” and established by the Company with Intralinks in connection with the Transactions, (B) delivered to SDB, SJL, Parent or one of their respective Representatives via e-mail or in hard copy form, or (C) publicly filed with the SEC by the Company, and (ii) relating to a Parent Party, means such information, material, data, document or other item of disclosure in the form provided by such Parent Party or one of its Representatives as delivered to the Company or one of its Representatives via e-mail or in hard copy form.

“Material Lease” means any Lease under which the Company or any of its Subsidiaries paid to the relevant landlord (or other counterparty) an aggregate amount in excess of $500,000 in the fiscal year ended September 30, 2021.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste or any other substance, in each case, as defined by or regulated under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“MRFTA” means the Monopoly Regulation and Fair Trade Act of Korea, as amended.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all real parcels owned by the Company or any of its Subsidiaries as of the Agreement Date.

“Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that prevents, materially delays or materially impairs the ability of the Parent Parties to comply with their respective obligations under this Agreement or to consummate the Transactions.

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company Financial Statements, (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (iii) pledges or deposits to secure appropriate obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, in each case for sums not yet due and payable or due, but not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents, (v) Encumbrances that relate to zoning, entitlement and other land use and Environmental Laws regulating the use or occupancy of such Owned Real Property or Leased Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Owned Real Property or Leased Real Property and which are not violated in any respect that is material to the operation of the Company and its Subsidiaries, taken as a whole, as of the Closing Date, (vi) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property which do not or would not materially impair the use or occupancy of such Owned Real Property or Leased Real Property in the operation of the business conducted thereon, (vii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, and (viii) as to any Intellectual Property, non-exclusive licenses granted to customers, distributors, suppliers and other business partners in the ordinary course of business; provided, however, that none of the foregoing, individually or in the aggregate, materially adversely affects the continued use of the property to which they relate in the conduct of the business currently conducted thereon.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any (i) information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, or (ii) information or data that has the same meaning as the similar or equivalent term defined under applicable Data Protection Law.

“Privacy Policies” means all published and posted policies, procedures, agreements and notices relating to the collection, use, storage disclosure, destruction, or cross-border transfer of Personal Information.

“Representative” means, with respect to any Person, its officers, directors, consultants, agents, financial advisors, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives and employees.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Breach” means any suspected or actual breach of security, violation of any security policy, or unauthorized access, acquisition, use, loss, alteration, denial or loss of use, destruction, compromise, or disclosure of Personal Information, Protected Health Information (as defined by HIPAA), or other confidential data transmitted, stored or otherwise processed by a Party.

“Shares” means the issued and outstanding shares of Company Common Stock.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code form and all documentation, including user manuals relating to the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature, and (d) such Person is not insolvent under applicable Law. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Specified Outcome” means (a) the DOJ has indicted the Company or any of its Subsidiaries on one or more felony criminal charges as result of the DOJ Investigation, other than in connection with a negotiated resolution of the DOJ Investigation by the Company in connection with the entry into or proposed entry into a deferred prosecution agreement, or (b) the Company or any of its Subsidiaries is excluded from any Federal Health Care Program.

“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Takeover Proposal” to “20%” are replaced by “60%”) made by a Person on terms that the Company Board or a duly formed and authorized committee thereof determines in its good faith judgment, after consultation with financial advisors and outside legal counsel, taking into account all factors and matters deemed relevant in good faith by the Company Board, including financial, legal, regulatory and any other aspects of the transaction described in such proposal (including any termination fees, expense reimbursement provisions and conditions to consummation), would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Company Common Stock than the Transactions.

“Takeover Proposal” means, other than the Transactions, any offer or proposal (other than from a Parent Party, SDB, SJL, or any of their respective Affiliates) relating to, in a single transaction or series of related transactions, (a) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries (whether based on the fair market value or revenue generation) or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company (whether based on the fair market value or revenue generation), (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Person or group beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company (whether based on the fair market value or revenue generation), or (iii) a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person or group would own, directly or indirectly, 20% or more of the aggregate voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power) after giving effect to the consummation of such transaction.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, escheat or unclaimed property, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, fee, duty or similar assessment of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” or “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” means inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, data, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists, supplier lists and any other proprietary information.

“Trademarks” means trademarks, service marks, brand names, certification marks, symbols, logos, trade names, corporate names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement (but excluding any Financing).

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of any covenant or agreement set forth in this Agreement.

Section 10.3 Other Definitional and Interpretative Provisions. The following provisions are to be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words will refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns are deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein are to be construed in accordance with GAAP; (v) any references herein to a particular Section, Article, or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless another agreement is specified; (vi) any reference in this Agreement to any Contract (including this Agreement), statute or regulation, will be considered a reference to, except as context may otherwise require, the Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof) and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder; (vii) each of the Company Disclosure Letter is incorporated herein by reference and is considered part of this Agreement; (viii) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (ix) “including” means “including, without limitation”; (x) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (xi) reference to “dollars” or “$” is deemed reference to the lawful money of the United States of America; and (xii) any reference in this Agreement to a date or time is deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Any capitalized terms used in any Exhibit or in the Company Disclosure Letter but not otherwise defined therein, has the meaning as defined in this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, the entirety of this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Where Article V or Article VI provides that a Party is to perform or comply with an obligation or agreement contained therein, such provision may not be construed as such Party providing a guaranty or warranty with respect to such performance or compliance but will be construed as requiring such Party to perform or comply to the extent within its control.

[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Merger Sub, SDB and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT:

COLUMBUS HOLDING COMPANY

By:	/s/ Sungjae Lee
Name: Sungjae Lee
Title: President

MERGER SUB:

MADEIRA ACQUISITION CORP.

By:	/s/ Sungjae Lee
Name: Sungjae Lee
Title: President

SDB

SD BIOSENSOR, INC.

By:	/s/ Taeyoung Heo
Name: Taeyoung Heo
Title: Chief Executive Officer

By:	/s/ Eunhae Yi
Name: Eunhae Yi
Title: General Counsel

COMPANY

MERIDIAN BIOSCIENCE, INC.

By:	/s/ Jack Kenny
Name: Jack Kenny
Title: Chief Executive Officer